NOTICE OF ANNUAL GENERAL MEETING

AND

INFORMATION CIRCULAR

With respect to the Annual General Meeting of Shareholders to be held on June 15, 2022

Dated as of April 28, 2022

SILVERCREST METALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2022

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of SilverCrest Metals Inc. (the "Company") will be held at 11:00 a.m. (Vancouver time) at Suite 501, 570 Granville Street, Vancouver, British Columbia on Wednesday, June 15, 2022 for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2021 and the report of the auditor on those statements;

2. to fix the number of directors at six (6) and to elect six (6) directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting; and

4. to approve the Company's new "rolling 5.5%" stock option plan and the unallocated securities that may be grantable thereunder;

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular ("Information Circular").

The Company is using the notice and access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54 101 for the delivery of its Information Circular to its shareholders for the Meeting.  Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

The Information Circular and other Meeting materials will be available on the Company's website at http://www.silvercrestmetals.com/investors/agm/ as of May 4, 2022 and will remain on the website for one full year thereafter.  Meeting materials are also available upon request, without charge, by email at info@silvercrestmetals.com  or by calling toll free at 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730, or can be accessed online on SEDAR at www.sedar.com, as of May 4, 2022.

Only shareholders of record at the close of business on April 22, 2022 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 13, 2022 or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 28th day of April, 2022.
BY ORDER OF THE BOARD "N. Eric Fier" N. ERIC FIER Chief Executive Officer

SILVERCREST METALS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders ("shareholders") of common shares ("Common Shares") of SilverCrest Metals  Inc. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at the Company's Head Office located at Suite 501, 570 Granville Street, Vancouver, British Columbia on Wednesday, June 15, 2022, at 11:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. The purposes are:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2021 and the report of the auditor on those statements;

2. to fix the number of directors at six (6) and to elect six (6) directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting;

4. to approve the Company's new "rolling 5.5%" stock option plan and the unallocated securities that may be grantable thereunder; and

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 13, 2022, or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an Intermediary (an "Intermediary") with which the Non-Registered Holder deals in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs.  Generally, an OBO who has not waived the right to receive proxy-related materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b) more typically, be given a voting instruction form ("VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy-related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder's behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder's nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder giving same or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1-800-564-6253.  OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company ("Board of Directors" or "Board") has fixed April 22, 2022, as the record date ("Record Date") for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 145,868,764 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company's Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required to pass the resolutions referred to in the accompanying Notice of Meeting.

DETAILS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2021, together with the auditors' report thereon. No vote by the Company's shareholders is required with respect to this matter. These documents are available upon request, or they can be found under the Company's SEDAR profile on www.sedar.com or on the Company's website at www.silvercrestmetals.com.

Election of Directors

The number of directors of the Company was last fixed by the shareholders at seven. The Board currently consists of six directors and the term of the office of the present directors expires at the close of the Meeting. At the Meeting, shareholders will be asked to fix the number of directors at six (6) and elect six (6) directors.

The persons named below are the six nominees of management for election as directors, all of whom are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director's successor is elected or appointed, unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder's proxy form that the shareholder's shares are to be withheld from voting in the election of directors.

The following tables set out the name of each of the persons proposed to be nominated for election as a director (listed in alphabetical order); all positions and offices in the Company presently held by them; their principal occupation, business or employment; the period during which they each served as a director; and the number and value of securities of the Company that they each have advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date and as at the last two financial year ends.

LAURA DIAZ

Age: 54

Mexico City, Mexico

Independent Director

Since: November 11, 2020

Principal Occupation:

Partner of DBR Abogados SC, a law firm in Mexico, since July 2020

Areas of Expertise: Regulatory, legal and Environmental, Social Governance (ESG).

Ms. Diaz is a partner at a law firm based in Mexico City and serves as a Mining Project Advisor in areas of mineral exploration, development and production.

Ms. Diaz has worked in the mining industry for over 25 years as Legal Counsel or independent director to Canadian and U.S. public mining companies. Ms. Diaz more recently held the position of General Director of Mines with the Ministry of Economy in Mexico from December 2018 to June 2019. After leaving this position, Ms. Diaz was self-employed  and then returned in July 2020 to the practice of law as a partner of DBR Abogados SC (law firm based in Mexico) where she had been a partner from July 2012 to November 2018.

Ms. Diaz is an active member of the Association of Mining Engineers, Metallurgists and Geologists of Mexico (AIMMGM), Women in Mining (WIM) Mexico, and Prospector & Developers Association of Canada (PDAC), Canada. She also holds a Master's in Social Responsibility and Diploma in Sustainable Law from the University of Anahuac, Law Degree from University of Femenina de Mexico, and Diploma in Contracts, Diploma in American Law and European Union Law from the University of Iberoamericana.

Board/Committee Membership	2021 Attendance
Board	10 of 10	100%
Corporate Governance & Nominating Committee	3 of 3	100%
Safety Environmental and Social Sustainability Committee ("SESS Committee")(1)	2 of 4	50%

(1) Appointed to the Corporate Governance & Nominating Committee and the SESS Committee on June 15, 2021.

Historical Proxy Voting Results	For	Withheld
2021	99.87%	0.13%
2020	N/A	N/A

Other Directorships	Exchange
Magna Gold Corp. (since September 2020) - Compensation, Corporate Governance and Nominating Committee - Health, Environmental, Safety and Sustainability Committee - Technical Committee	TSX-V
GR Silver Mining Ltd. (since September 2020)	TSX-V

Securities Held	Common Shares	Options	DSUs(2)	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 22, 2022	NIL	25,000	25,500	$262,650	Yes
December 31, 2021	NIL	25,000	25,500	$255,000	Yes
December 31, 2020	NIL	25,000	6,000	$ 85,140	-

(2) Includes 10,500 deferred share units ("DSUs") issued in December 2021 pursuant to the SU Plan and total 15,000 cash-settled deferred share units ("Old DSUs") issued from November 2020 and February 2021.

N. ERIC FIER

Age: 60

British Columbia, Canada

Non-independent
Director

Since: June 23, 2015

Principal Occupation:

Chief Executive Officer and Director of the Company

Areas of Expertise: Mining Industry, Environmental, Social, Governance, Finance, Human Resources and Compensation.

Mr. Fier is a Certified Professional Geologist (USA) and Engineer (Canada) with over 30 years of experience in the international mining industry including exploration, acquisition, development and production of numerous mining projects in Guyana, Chile, Brazil, Central America, Mexico and Peru. He has in-depth knowledge of project evaluation and management, reserve estimation and economic analysis, construction, as well as operations management.

Mr. Fier previously worked as Chief Geologist with Pegasus Gold Corp., Senior Engineer & Manager with Newmont Mining Corp. and Project Manager with Eldorado Gold Corp. and is also currently the Executive Chairman of Goldsource Mines Inc.

Prior to the formation of the Company, he was a co-founder, President and Chief Operating Officer of SilverCrest Mines Inc., which was acquired by First Majestic Silver Corp in October, 2015. He was largely responsible for the successful implementation of a systematic and responsible "phased approach" business model, that built the Santa Elena project into a successful and profitable mine.

Board/Committee Membership	2021 Attendance
Board	10 of 10	100%

Historical Proxy Voting Results	For	Withheld
2021	99.71%	0.29%
2020	99.67%	0.33%

Other Directorships	Exchange
Goldsource Mines Inc. (since June 2010) - Executive Chairman	TSX Venture Exchange ("TSX-V")

Securities Held	Common Shares	Options	RSUs(1)	Total Value of Common Shares and RSUs	Share Ownership Requirement Met
April 22, 2022	4,010,075	1,042,000	15,500	$40,255,750	Yes
December 31, 2021	4,151,175	1,042,000	15,500	$41,666,750	Yes
December 31, 2020	4,010,075	1,286,000	NIL	$56,902,964	Yes

(1) Restricted Share Units ("RSUs") issued pursuant to the Company's equity share unit plan (the "SU Plan") approved and adopted on June 15, 2021.

ANI MARKOVA

Age: 52

Ontario, Canada

Independent Director

Since: May 30, 2019

Principal Occupation:

Founder and CEO of Investor View Advisory; Chartered Financial Analyst; and Corporate Director.

Areas of Expertise: Environmental, Social and Governance (ESG), Capital Markets, Finance and Accounting

Ms. Markova holds an MBA from George Washington University in Washington DC, Chartered Financial Analyst, Canadian Investment Management and Corporate Board International (CDI.D) designations.

Ms. Markova has over 25 years of capital markets involvement and  extensive experience in qualitative and quantitative financial analysis, capital allocation, equity financings and marketing. She has managed up to $2 billion of mutual fund assets and has spent more than 15 years investing in the global mining sector and commodity markets. Ms. Markova was Vice President and Portfolio Manager with AGF Investments Inc. from August 2003 to January 2019.

Ms. Markova is a founder and CEO of Investor View Advisory with a purpose to bridge the gap between investors' expectations and corporate strategies and disclosures with a particular focus on designing and reporting frameworks for "Environmental, Social & Governance" ("ESG") matters. She is actively engaged with public companies on ESG topics and the design of technology-based reporting solutions for junior and mid-tier resource companies. She has had multiple speaking engagements on the topic.

Board/Committee Membership(2)	2021 Attendance
Board	10 of 10	100%
Audit Committee	4 of 4	100%
Corporate Governance & Nominating Committee	5 of 5	100%
SESS Committee Chair	6 of 6	100%

Historical Proxy Voting Results	For	Withheld
2021	99.40%	0.60%
2020	99.65%	0.35%

Other Directorships	Exchange
Golden Star Resources Ltd. (September 2019-January 2022) - Audit Committee - Corporate Responsibility Committee	Toronto Stock Exchange ("TSX")
Critical Elements Lithium Corporation (since September 2021) - Audit Committee - Governance and Nominating Committee - Environmental and Social Responsibility Committee	TSX-V

Securities Held	Common Shares	Options	DSUs(1)	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 22, 2022	9,400	137,500	24,500	$349,170	Yes
December 31, 2021	9,400	137,500	24,500	$339,000	Yes
December 31, 2020	9,400	137,500	5,000	$204,336	Yes

(1) Includes 10,500 DSUs issued in December 2021 and total 14,000 Old DSUs issued from December 2019 and February 2021.

(2) Left the Corporate Governance and Nominating Committee and appointed to the Compensation Committee on April 1, 2022.

HANNES P. PORTMANN

Age: 42

Ontario, Canada

Independent Director

Since: October 31, 2018

Principal Occupation:

Chief Financial Officer of Cabot since February 2022.

Areas of Expertise: Finance, Accounting, Capital Markets, Human Resources and Compensation

Mr. Portmann is the Chief Financial Officer of Cabot since February 2022. He has previous experience as a mining executive at Marathon Gold Corporation and New Gold Inc.

Mr. Portmann was the Chief Financial Officer and Business Development of Marathon Gold Corporation from October 2019 to January 2022. Mr. Portmann spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann's primary areas of responsibility were corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen's University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto.

Board/Committee Membership	2021 Attendance
Board	10 of 10	100%
Audit Committee	4 of 4	100%
Compensation Committee Chair	4 of 4	100%
SESS Committee	6 of 6	100%

Historical Proxy Voting Results	For	Withheld
2021	99.10%	0.90%
2020	93.17%%	6.83%

Other Directorships	Exchange
No other public company directorships	N/A

Securities Held	Common Shares	Options	DSUs(1)	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 22, 2022	40,000	75,000	24,500	$664,350	Yes
December 31, 2021	40,000	75,000	24,500	$645,000	Yes
December 31, 2020	29,600	175,000	5,000	$490,974	Yes

(1) Includes 10,500 DSUs issued in December 2021 and total 14,000 Old DSUs issued from December 2019 and February 2021.

GRAHAM C. THODY

Age: 71

British Columbia, Canada

Independent Director

Since: August 6, 2015

Principal Occupation:

Retired Chartered Professional Accountant; and Corporate Director

Areas of Expertise: Accounting, Audit and Tax, Finance Corporate Governance and Compensation

Mr. Thody is a retired Chartered Professional Accountant and the Chairman of the Company.

He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. Mr. Thody continues to serve as the Chair of the Board at UEX Corporation.

He has served as a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Board/Committee Membership(2)	2021 Attendance
Board Chair	10 of 10	100%
Audit Committee Chair	4 of 4	100%

Historical Proxy Voting Results	For	Withheld
2021	88.67%	11.33%
2020	98.54%	1.46%

Other Directorships	Exchange
Goldsource Mines Inc. (since December 2003) - Lead Director - Audit Committee Chair - Corporate Governance and Compensation Committee	TSX-V
UEX Corporation (since October 2001) - Chair of Board	TSX

Securities Held	Common Shares	Options	DSUs(1)	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 22, 2022	158,571	150,000	33,000	$1,973,181	Yes
December 31, 2021	343,571	150,000	33,000	$3,765,710	Yes
December 31, 2020	343,571	300,000	7,500	$4,981,697	Yes

(1) Includes 13,500 DSUs issued in December 2021 and total 19,500 Old DSUs issued from December 2019 and February 2021.

(2) Appointed to the Corporate Governance & Nominating on April 1, 2022.

JOHN WRIGHT

Age: 69

British Columbia, Canada

Independent Director

Since: January 1,  2017

Principal Occupation:

Professional Engineer; Member of Business Development of Capstone Mining Corp. since December 2006

Areas of Expertise: Mining Operations / Metallurgy, Exploration / Geology, Capital Markets, Risk Management, Governance, Environmental, Safety and Sustainability, and International Business

Mr. Wright is a Metallurgical Engineer and Honours graduate of Queens University in Ontario.

Mr. Wright was a founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was also a director of Lumina Copper Corp., Northern Peru Copper Corp., Regalito Copper Corp. and Capstone Mining Corp. He spent the first 10 years of his career with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell mines.

Mr. Wright has a P.Eng. designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Board/Committee Membership	2021 Attendance
Board	10 of 10	100%
Corporate Governance & Nominating Committee Chair	5 of 5	100%
Compensation Committee	4 of 4	100%
SESS Committee	6 of 6	100%

Historical Proxy Voting Results	For	Withheld
2021	86.74%	13.26%
2020	91.62%	8.38%

Other Directorships	Exchange
Ero Copper Corp (since October 2017) - Audit Committee - Lead Director - HSES Committee	TSX
Luminex Resources Corp. (since August 2018) - Audit Committee	TSX-V

Securities Held	Common Shares	Options	DSUs(1)	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 22, 2022	264,000	187,500	24,500	$2,971,500	Yes
December 31, 2021	289,000	212,500	24,500	$3,135,000	Yes
December 31, 2020	289,000	262,500	5,000	$4,171,860	Yes

(1) Includes 10,500 DSUs issued in December 2021 and total 14,000 Old DSUs issued from December 2019 and February 2021.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval, which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 16, 2022.  The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

The Company's Advance Notice Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections.  Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director, but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.  Further to TSX rules, the Board shall accept such director's resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant.  Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to the resignation.  The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation) and will provide a copy of such press release to TSX.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board.  If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

The Company's Majority Voting Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company and has been since December 20, 2019.

At the Company's 2021 annual general meeting of shareholders held on June 15, 2021, proxy votes by shareholders were 99.37% in favour of the appointment of PricewaterhouseCoopers LLP as auditor of the Company.

The Board recommends that shareholders vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Company.  The management-designated proxyholders named in the enclosed Proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders, or until a successor is appointed.

Stock Option Plan

The Company currently has a stock option plan (defined below as the "Option Plan"), which was adopted by the Board on August 24, 2015 as a "rolling 10%" stock option plan, and subsequently amended on June 3, 2021 as a "rolling 5.5%" stock option plan. Subsequent to the adoption of the Option Plan, the Company graduated from the TSX Venture Exchange to the TSX on August 29, 2019. As the Common Shares are now trading on the TSX, the Company wishes to adopt a New Option Plan (the "New Option Plan") which is more in line with the current policies of the TSX than the Option Plan. See "Compensation of Executive Officers and Directors - Compensation Discussion and Analysis - Option-based Awards" for a summary of key terms of the Option Plan and stock options currently outstanding under the Option Plan.

Similar to the Option Plan, the New Option Plan is a "rolling 5.5%" stock option plan whereby the Company may reserve for issuance pursuant to the exercise of stock options up to 5.5% of the issued and outstanding Common Shares from time to time. The New Option Plan has been conditionally approved by the Board on April 22, 2022, subject to shareholder approval at the Meeting and TSX approval. If adopted, the New Option Plan will replace the Option Plan, and all currently outstanding stock options will be governed by the New Option Plan. In the event of any inconsistency between the terms of the agreements governing the stock options granted under the Option Plan and the terms of the New Option Plan, the terms of such agreements in respect of currently outstanding stock options will govern.

Pursuant to TSX rules, the New Option Plan must be approved by a majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the "Option Plan Resolution"), as further set out below, to approve the New Option Plan.

The New Option Plan is summarized below.  A copy of the New Option Plan is attached to this Information Circular as Appendix A.

Subject to effectiveness, as at April 22, 2022, the New Option Plan would authorize the issuance of 5.5% of the issued and outstanding Common Shares (being a total of 145,868,764 Common Shares as at that date) in connection with currently outstanding options granted under the Option Plan or that may be granted in the future. As at April 22, 2022, based on there being outstanding options to purchase a total of 6,051,700 Common Shares (representing approximately 4.1% of the then outstanding Common Shares), 1,971,082 additional Common Shares (representing approximately 1.4% of the then outstanding Common Shares) would then be available for future option grants under the New Option Plan.

Option Plan Resolution

If the Option Plan Resolution is approved at the Meeting, the New Option Plan is to become effective as at the close of business on the date of the Meeting, subject to applicable stock exchange approvals. TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable be approved every three years.  At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Option Plan Resolution, in substantially the following form:

"BE IT RESOLVED THAT:

1. the Company's new stock option plan (the "New Option Plan"), as disclosed in the Company's information circular dated April 28, 2022 and in Appendix A thereto, be and is hereby approved;

2. all unallocated options under the New Option Plan be and are hereby approved;

3. the Company has the ability to continue granting options under the New Option Plan until June 15, 2025, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought;

4. any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the Option Plan Resolution.  If the Option Plan Resolution is not passed, the Company will cease to have any stock option plan as the current Option Plan will cease to be effective by the date of the Meeting in any event further to TSX rules.

The Board recommends that shareholders vote FOR the Option Plan Resolution. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the management-designated proxyholders intend to vote FOR the Option Plan Resolution.

Summary of New Option Plan

The purpose of the New Option Plan is to provide an incentive to the directors, executive officers, employees, consultants and other personnel of the Company or any of its subsidiaries (collectively, "Eligible Persons") to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract to and retain in the employ of the Company or any of its subsidiaries persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in the Company.

The New Option Plan includes the following provisions:

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the New Option Plan to Eligible Persons is 5.5% of the issued and outstanding Common Shares from time to time.

  The New Option Plan is administered by a "Committee" which means the Board of Directors or such committee of the Board that the Board has designated to administer the New Option Plan. In determining the Eligible Persons to whom options may be granted and the number of options granted to any Eligible Person, the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

  The exercise price for options granted under the New Option Plan will not be less than the "market price" of the Common Shares (which, under the New Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant).

  Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee's cessation of services to the Company.

  The vesting for each option will be determined by the Committee at the time that the option is granted, and will be specified in the notice of option grant to the optionee.

  Upon cessation of services:

    Subject to certain limitations, if an optionee's employment or engagement is terminated for any reason other than death, retirement, long-term disability or for cause, the options held by such optionee may be exercised within 90 days of termination, provided such stock options have vested and not expired.

    Subject to certain limitations, if an optionee's employment is terminated due to retirement or as a result of long-term disability, unless the Board determines otherwise, the options held by such optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such options have vested and not expired. In addition, such optionee's unvested options will continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.

    Subject to certain limitations, if an optionee's employment is terminated by reason of death, unless the Board determines otherwise, the options held by such optionee shall become fully vested and may be exercised by the legal personal representative(s) of such optionee's estate within one year following the death of the optionee or prior to the expiry date, whichever is earlier.

  Options are non-transferable and non-assignable, except as provided for in the New Option Plan in the case of an optionee's death.

  If the expiry date of an option occurs during a blackout period applicable to the relevant optionee, or within 10 business days after the expiry of a blackout period applicable to the relevant optionee, then the expiry date for the option will be the date that is the 10th business day after the expiry of the blackout period.

  Subject to the provisions of the New Option Plan and, upon prior approval of the Committee, once an option has vested and become exercisable an optionee may elect, in lieu of paying the exercise price to purchase optioned Common Shares, to exercise the option by surrendering the option in exchange for the issuance of Common Shares equal to the number determined by dividing (a) the difference between the market price of the Common Shares as at the date of settlement and the exercise price of such option by (b) the market price of the Common Shares as at the date of settlement, with any fractional Common Shares to be disregarded.

  If the Company completes a transaction which results in a "Change of Control" (as defined in the New Option Plan), all unvested stock options will vest, and, if within 90 days (or such other period as the Board determines) following the completion of such transaction an event that would constitute "constructive dismissal" (as defined pursuant to common law) occurs, and, if within 90 days (or such other period as the Board determines) following the date of such "constructive dismissal" an optionee's employment is terminated (whether at the optionee's discretion or otherwise), then all options held by such optionee will remain exercisable until the earlier of 90 days (or such other period as the Board determines) from the date of termination and the expiry date thereof.

  Participation limits:

    Subject to certain limitations, the total number of Common Shares that may be issued to any individual optionee under the New Option Plan together with all other security based compensation arrangements of the Company in any one-year period, shall not exceed 5% of the number of issued and outstanding Common Shares at the date of grant.

  Subject to certain exceptions, the total number of Common Shares issuable to insiders of the Company as a group at any time and the total number of Common Shares issued to insiders of the Company within any one-year period, under the New Option Plan together with all other security based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares, on a non-diluted basis, at the date of option grant.

  The total number of Common Shares that may be issued to any one insider of the Company under the New Option Plan together with all other security based compensation arrangements of the Company shall not exceed 5% of the number of issued and outstanding Common Shares at the date of grant.

  the aggregate annual value of options that may be granted to each non-employee director under the New Option Plan and any other security based compensation arrangements of the may not exceed $150,000 per non-employee director per financial year of the Company, of which no more than $100,000 may be in the form of options.

  The Board may, at any time and from time to time, without the approval of the shareholders of the Company, suspend, discontinue or amend the New Option Plan or any outstanding option granted thereunder, in whole or in part, provided that all material amendments to the New Option Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(a) ensuring compliance with applicable law;

(b) amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(c) a change to provisions on transferability of options for normal estate settlement purposes;

(d) a change in the process by which an optionee who wishes to exercise an option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e) changing the vesting and exercise provisions of the New Option Plan or any option in a manner which does not entail an extension beyond the option's original expiry date for any applicable option, including to provide for accelerated vesting and early exercise of any options deemed necessary or advisable in the Board's discretion; and

(f) changing the termination provisions of the New Option Plan or any option which does not entail an extension beyond the option's original expiry date.

  Any amendment to the New Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company. The New Option Plan provides that the Board may not, without the approval of the holders of a majority of Common Shares and other voting securities of the Company present and voting in person or by proxy at a meeting of shareholders of the Company, amend the New Option Plan or an option to:

(a) increase the maximum number of Shares issuable;

(b) make any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option or other entitlements);

(c) make any amendments to the non-employee director participation limits;

(d) extend the expiry date of any option beyond the expiry date of the option determined at the date of grant in accordance with the Plan, except with respect to an expiry date that occurs during a blackout period;

(e) changing the categories of individuals contained in the definition of "Eligible Person" who are eligible to participate in the New Option Plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the New Option Plan;

(f) amend the New Option Plan to permit the transfer or assignment of options, except to permit a transfer to a family member, an entity controlled by the holder of the options or a family member, a charity or for normal estate planning or estate settlement purposes; or

(g) any amendments to the plan amendment provisions of the New Option Plan, provided that, in the case of an amendment referred to in clauses (a) and (c) above, insiders who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

The foregoing summary is qualified in its entirety by the full text of the New Option Plan. A copy of the New Option Plan is attached hereto as Appendix A.

CORPORATE GOVERNANCE DISCLOSURE

The Board recognizes the significance of corporate governance for effective management of the Company and for the best interest of all its stakeholders. As the Company grows, the Board continues to add corporate governance policies designed to effectively manage the organization and protect shareholder value.

The Canadian Securities Administrators have adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set below.

The Board of Directors

A copy of the Board's Mandate can be viewed on the Company's website at www.silvercrestmetals.com and is incorporated by reference herein. The following is a summary of the Board's Mandate.

The Board of Directors is responsible for overseeing the business and affairs of the Company and, in doing so, must act honestly and in good faith with a view to the best interests of the Company. The Board's fundamental objectives are to enhance and preserve long-term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, debtholders, communities and environment in which it operates. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization. The Board agrees with and confirms its responsibility for overseeing management's performance in the following areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  ensuring adequate plans are in place for management development and succession;
  the Company's policies regarding communications with its shareholders and others; and
  assessing the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company's existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Safety, Environment and Social Sustainability Committee, which are governed by their respective charters available on the Company's website.  In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. N. Eric Fier (CEO) is a member of the Board, which has given the Board direct access to information on their areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Meetings of the Board

The Board meets a minimum of six times per year, usually every quarter, at mid-year and at year-end. Following each scheduled meeting of the Board, an "in-camera" session is held without any non-independent director or member of management in attendance. In addition, an in-camera session is held following each audit committee meeting with the Company's auditor. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. Since January 1, 2021 to the date hereof, there were a total of 12 Board meetings and all directors were in attendance.  The following table sets out the attendance record of current directors for Board meetings and for Board committee meetings for the mentioned periods.

Name	Board of directors (1)	Audit Committee	Corporate Governance & Nominating Committee (1)	Compensation Committee (1)	Safety Environment Social and Sustainability Committee
Laura Diaz(2)	12 of 12	-	5 of 5	-	4 of 6
N. Eric Fier	12 of 12	-	-	-	-
Ani Markova(3)	12 of 12	5 of 5	6 of 6	-	8 of 8
Hannes Portmann	12 of 12	5 of 5	-	6 of 6	8 of 8
Graham C. Thody(3)	12 of 12	5 of 5	1 of 1	-	-
John Wright	12 of 12	-	7 of 7	6 of 6	8 of 8

(1) Ross Glanville was a Board member and a member of the Corporate Governance & Nominating Committee and Compensation Committee until March 31, 2022, and had attended all related meetings.

(2) Laura Diaz was appointed to the Corporate Governance and Nominating Committee and the Safety Environment Social and Sustainability Committee on June 15, 2021.

(3) Effective April 1, 2022, Ani Markova moved from the Corporate Governance and Nominating Committee to the Compensation Committee and Graham Thody was appointed to the Corporate Governance and Nominating Committee.

Independence of the Board

All of the directors of the Company are independent except for N. Eric Fier who is Chief Executive Officer of the Company and, therefore, is not independent. See "Election of Directors".

The independent directors meet at least once a quarter, at mid-year, at year end,  and as many times as may be necessary without any non-independent director or member of management in attendance.  Since January 1, 2021, the independent directors have held eight (8) meetings without any non-independent director or member of management in attendance. These meetings were the in-camera sessions held following a scheduled Board meeting.

Separate Board Chair and Chief Executive Officer (CEO)

The Company has a separate Board Chair and CEO. Having an independent Board Chair enables non-management directors to raise issues and concern for Board consideration without immediately involving management. The Board Chair also serves as a liaison between the Board and senior management.

Chair of the Board

The Board is responsible for reviewing the Board Chair's performance annually. During 2022, the Board has developed a written position description for the Chair of the Board. A copy of the position description for the Chair of the Board is available on the Company's website http://silvercrestmetals.com/about-us/governance/.

CEO

The Board is responsible for monitoring and reviewing the CEO's performance annually and ensuring adequate plans are in place for development and succession. During 2022, together with the CEO of the Company, the Board has developed a written position description for the CEO. A copy of the position description for the CEO is available on the Company's website http://silvercrestmetals.com/about-us/governance/.

Board Committee Chairs

The Board has not developed written position descriptions for the chair of each Board Committee. The chair of each Board Committee is in charge of the particular respective committee and ensuring their designated responsibilities are effectively discharged. The Board Committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Succession Planning

The Corporate Governance and Nominating Committee, comprised entirely of independent directors, is responsible for maintaining a CEO succession plan and a Board succession plan that are responsive to the needs of the Company and the interests of its shareholders. This Committee seeks to maintain a Board comprised of talented directors with a diverse mix of experience, expertise, skills, gender and backgrounds. On an annual basis, the Committee reviews with the CEO that adequate plans are in place for management development and succession and on an bi-annual basis assesses the Board composition in order to assess any gaps between the desired set of competencies required to successfully govern the corporate strategy and development, taking pending retirements into account.

Other Reporting Issuer Directorship

The directors of the Company who currently hold directorships in other reporting issuers are as follows:

Name	Issuer	Term	Exchange
Laura Diaz	Magna Gold Corp. GR Silver Mining Ltd.	Since Sep 2020 Since Sep 2020	TSX-V TSX-V
N. Eric Fier	Goldsource Mines Inc.	Since Jun 2010	TSX-V
Ani Markova	Critical Elements Lithium Corporation	Since Sep 2021	TSX-V
Graham C. Thody	Goldsource Mines Inc. UEX Corporation	Since Dec 2003 Since Oct 2001	TSX-V TSX
John H. Wright	Ero Copper Corp. Luminex Resources Corp.	Since Oct 2017 Since Aug 2018	TSX TSX-V

Interlocking Directorships

The Board has not set a formal limit on the number of directors who may serve on the same board of directors of another issuer. The Corporate Governance and Nominating Committee considers interlocking directorships in the process of nominating individuals to serve on the Board. Currently, Mr. Fier and Mr. Thody are both directors of Goldsource Mines Inc. The Board expects that, as required by law, they and all other directors who serve as directors of other issuers will act honestly and in good faith with a view to the best interests of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors' conflicts of interest.

Assessment of Board Performance

The Corporate Governance and Nominating Committee and the Board, as a whole, both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board, as a whole, considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

The following demonstrates the overall skill set of the Board:

# of Board Members with Core Competency(1)	# of Board Members with Ancillary Competency(2)	Skills & Experience
1	1	Regulatory	Legal-corporate/Commercial/Litigation
			Governance and Regulatory Compliance
			Government Relations
3	3	Finance	Capital Markets
			International Business Experience
			Risk Management
			M&A Experience and Execution
3	1	Accounting and Tax	Financial Literacy
			Internal Control / Management Information Systems
			Tax
2	2	Mining Industry	Exploration
			Resources/Reserves/Engineering Studies
			Mine and Plant Development/Construction
			Mine and Plant Operations
3	3	Environmental, Social, Governance	Environment and Sustainability
			Social License
			Health and Safety
			Human Rights
2	2	Human Resources and Compensation	Human Resources
			Compensation
			Strategic Leadership
			Executive Management Skills

(1) Core competency - a Board Member considered an expert in this area

(2) Ancillary competency - working knowledge and exposure to the area

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted director term limits or other mechanisms of board renewal. The Company and Board have considered term limits and believes that:

  longer tenure does not impair a director's ability to act independently of management;
  the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and
  regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when deemed necessary.

As of April 22, 2022, the average term served by the nominees is 4.4 years and the average age of the nominees is 58 years.

Diversity and Gender Policy

The Company is committed to a merit-based system for the composition of its Board of Directors, Senior Management, and workforce within a diverse and inclusive culture that solicits multiple perspectives and views free of bias and discrimination. The Company recognizes the benefits of having diversity on the Board and in Senior Management. Diversity is important to ensure that members of the Board and Senior Management possess the necessary range of perspectives, experience and expertise required to achieve the Company's objectives.

Diversity means all the varied characteristics that make individuals unique from one another. It includes, but is not limited to, characteristics such as gender, education, religion, ethnicity, race, nationality, culture, language, aboriginal status, age, disability and other characteristics.

The Company adopted a Diversity and Gender Policy (the "Diversity and Gender Policy") which provides a basic framework within which the Company will consider the principles of diversity when recruiting, developing and appointing the Senior Management team and Board members, with the goal of having talented, knowledgeable persons with diverse experience, backgrounds and perspectives guiding the company. A copy of the Diversity and Gender Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

The Company strives to increase diversity through the organization including subsidiaries and head office, including the objective to reach a level of 30% of women throughout the organization. The Company had set a target of 30% for identification and nomination of women to the Board by the annual general meeting in 2023 or sooner. The Company currently meets this target and will continue to meet this objective if all nominated directors are elected. Two (2) women directors have been nominated for re-election to the Board at the Meeting, representing 33% of the Board nominated for election at the Meeting. More than 30% of executive officer positions are currently filled by women.

The following table and graph summarize information on the number and proportion of women on the Board and in executive officer positions:

2021
	Number	%
Women on Board of Directors	2	33%
Women in Executive Officer Positions	3	43%

In addition to gender diversity, SilverCrest also considers other forms of diversity in terms of Designated Groups such as Indigenous peoples, persons with disabilities and members of visible minorities. Currently, the SilverCrest Board has one director and 2 NEOs that are also a member of a visible minority.

Orientation and Continuing Education

During 2021, as detailed in the table below, continuing education included the full Board's participation in a human rights workshop held by a consultant, two cyber security training sessions held by the Company's IT consultant and several directors' participation in various webinars and forums related to COVID-19, ESG, sustainability, climate change, mining, financial reporting and tax offered by leading audit firms and banks. During 2021, all directors of the Company were also enrolled as members of the Institute of Corporate Directors (ICD) and were encouraged to attend relevant courses and seminars.

Director	Course/Event	Date
Laura Diaz	Cyber Security training; Governance Professionals of Canada: Governance 101: Boardroom and Governance Essentials Course; The end of the LIBOR.	2021
N. Eric Fier	Human Rights workshop, ESG workshop, Cyber Security training, TCFD Workshop	2021
Hannes Portmann	Human Rights workshop, Cyber Security training, multiple Mining Industry Conferences hosted by Canadian and Global Financial Institutions.	2021
Ani Markova

Human Rights workshop, Sustainability reporting standards integration, Governance policy updates; Climate Change Governance training; Diligent board seminars, ICD Webinar: Shaping a Sustainable, Competitive and Prosperous Future; ICD Webinar: Women leadership during pandemic;  Managing ESG disputes; ESG in Mining; Moving ESG Knowledge into the Fields webinar; Sustainable Finance summit; Climate Targets and Disclosures - The new imperative webinar;  ESG Investment symposiums and conferences; ESG Thought Leadership series seminars; ICD National Conference: Next Level Governance; Cyber security in mining (JDS) webinar; Modern Governance Summit (Diligent); Unifying Business (UNGC); Running Effective Board Meetings training (GPC); RI-Canada Symposium: Clean energy transition, Assessing the 'S' in ESG, climate stewardship, TCFD reporting, UN SDG investing;  ICD - Effective Boards Webinar; Value Reporting Foundation Symposium; TCFD Workshop

		2021
Graham Thody	Cyber Security training, ESG Workshop, Scotia Bank, KPMG Mining Conference, PwC Mining Forum, Uranium Forum, BC Mining Minds, BC Mining Update, Annual Mining Executive and Director Forum.	2021
John Wright	Human rights workshop, ESG workshop, ISS Governance workshop, ISS Compensation trends workshop, Cyber security training	2021

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will reassess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman and other long-standing Board members to assist any new director in learning about the Company's key assets and about the business in which the Company is involved. New directors are provided with most recent Board meeting materials and annual budget. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company's Las Chispas Property in Mexico; however, due to the COVID-19 pandemic, a majority of the Board of Directors were unable to visit the Company's Las Chispas Project in the past year.

Environmental, Social & Governance (ESG)

The Company is committed to promoting a culture of ethical business conduct and conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. The Company's policies relevant to this commitment include those summarized below.

Code of Business Conduct and Ethics Policy

The Company's Code of Business Conduct and Ethics Policy (the "Code" or the "Code of Conduct") for its directors, officers and employees reflects the Company's commitment to a culture of honesty, integrity and accountability. The Code outlines the basic principles and policies on the following:

  compliance with laws,
  rules and regulations,
  conflicts of interest,
  corporate opportunities,
  confidentiality,
  protection and proper use of company assets,
  insider trading,
  fair dealing,
  compliance with environmental laws,
  equal opportunity,
  safety and health,
  financial business disclosure and accuracy of company records and reporting, use of email and internet services,
  payment to domestic and foreign officials,
  gifts and entertainment, and
  reporting any illegal or unethical behaviors.

The Code of Conduct provides that each employee is personally responsible for, and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. A copy of the Code of Conduct is available on the Company's website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/), as well as under the Company's profile on SEDAR at www.sedar.com.

To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board, as a whole, determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

In addition to the Code of Conduct, the Board has adopted a Supplier Code of Conduct, which clarifies the expectations the Company has of each of its suppliers, vendors, contractors, consultants, agents and any others who provide goods and services to the Company. The Company expects its suppliers to conduct business with integrity, honesty and transparency and to not compromise such values for convenience or economic gain.

A copy of the Supplier Code of Conduct is available on the Company's website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/).

Whistleblower Policy

The Company requires its directors, officers and employees to observe high standards of professionalism and ethical conduct in maintaining the financial records of the Company. The Audit Committee of the Board, has adopted a Whistleblower Policy (the "Whistleblower Policy") in order to ensure that a confidential and anonymous process exists whereby persons can express any concerns or complaints about the accuracy, fairness or appropriateness of any of the Company's accounting policies or financial reports, including corporate reporting and disclosure, accounting and auditing controls and procedures, and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company, and the actions taken by the Company to remedy such violations.

The Company's Whistleblower Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/whistlerblower-and-grievance-mec/.

Anti-Bribery and Anti-Corruption Policy

The Board has adopted an Anti-Bribery and Anti-Corruption Policy to ensure  the Company adheres to best practices with respect to anti-corruption behaviour and that it has zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants and contractors of the Company.

This Policy:

(a) sets out the responsibilities of the Company, and those working for it, in observing and upholding the Company's policy on bribery and corruption, and

(b) provides guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.

Pursuant to the Anti-Bribery and Anti-Corruption Policy, the Company will take all appropriate action under the policy to ensure compliance with the policy and applicable laws, rules and regulations, which may include disciplinary action, up to and including termination of employment, and reporting of violations of laws, rules and regulations to appropriate regulatory authorities.

The Company's Anti-Bribery and Anti-Corruption Policy is available on the Company's website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/).

Disclosure Policy

The Board has adopted a Disclosure Policy (the "Disclosure Policy") to ensure that communications to the investing public about the Company are timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Disclosure Policy covers disclosures in documents filed with securities regulators and written statements made in the Company's annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company's website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

The Company's Disclosure Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Incentive Compensation Clawback Policy

The Board has adopted the Incentive Compensation Clawback Policy (the "Clawback Policy") to recover any performance-based compensation issued on or after the February 25, 2021 effective date of the Clawback Policy.

Under the Clawback Policy, when there is a financial restatement directly resulting or arising from the gross negligence, fraud or willful misconduct of an executive officer, the Board may:

(a) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the net amount paid to the executive officer by the Company; and/or

(b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

The Clawback Policy applies to all executive officers (at the Vice President level or above) and any participant in the Company's incentive bonus plan whether currently or previously employed by the Company or any of its subsidiaries.

The Company's Clawback Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Securities Trading Policy

The Board has adopted a Securities Trading Policy (the "Securities Trading Policy") in order to ensure that its directors, officers, consultants and employees act, and are perceived to act, in accordance with applicable securities laws. Prohibited activities include:

(a) Insider trading - No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities while in possession of material non-public information concerning the Company.

(b) Trading during blackouts - No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities during any blackout period imposed on that employee specifically or imposed on employees generally. Employees are encouraged to advise all related persons to observe blackout periods on trading in the Company securities while at the same time taking care not to "tip" or disclose the material non-public information that created the blackout period.

(c) Tipping and disclosure of information - No employee may disclose or "tip" material non-public information concerning the Company to any other person or entity (including agents, service providers, analysts, individual investors, members of the investment community and news media, related persons and other friends or family members) unless such disclosure is necessary in the ordinary course of business and in compliance with rules applicable to "selective disclosure".

(d) Advice - No employee may give trading advice of any kind to anyone while possessing material non-public information about the Company.

(e) Hedging and derivative trading - No employee, or to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may at any time reduce or limit such person's economic risk with respect to such person's holdings, ownership or interest in or to the Company securities. The Company securities includes, without limitation, outstanding warrants, stock options or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of the Company securities. Prohibited activities include engaging in short selling (i.e. selling securities not owned or not fully paid for), the purchase of financial instruments or the taking of any speculative or derivative positions or other that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of the Company securities.

(f) Short sale - The only time that a short sale is allowed is when an employee is exercising options or warrants issued by the Company and requires the funds to facilitate the exercise.

The Company's Securities Trading Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Information Systems and Cyber Security

Since 2019, the Company has engaged IT Directorship, an information technology ("IT") consultant to manage its company-wide information systems, cyber security strategies and programs. This function is overseen by Management and the Audit Committee. At the beginning of each fiscal year, Management and the IT consultant establish short-term and long-term IT strategies and objectives and communicate them to the Board. The Company has a multi-layered, defense-in-depth approach to information systems and cyber security, with intentional redundancies to increase protection of valuable data and information. The Company's overall enterprise data security infrastructure is managed in accordance with applicable CIS Top 20 Critical Security Controls. The Company has established an Enterprise Cyber Risk and IT controls Program to validate compliance and effectiveness. The Company has also established an Enterprise Cyber Security Awareness Training program with recurring phishing simulation and mandatory staff training campaigns.

The Company also actively seeks to mitigate information systems and cyber security risks by identifying, reviewing, and developing risk response strategies for such risks. On a quarterly basis, Management reports to the Board an update on its company-wide information systems, cyber security strategies and programs. The Company has not experienced any cyber-related breaches in the last three years. Cybersecurity awareness training is conducted semi-annually for employees and the Board.

Additional consultants and vendors are retained to provide ongoing information systems support, management, and maintenance, including systems event monitoring, managed endpoint security, managed backup, and incident response management.

The IT objectives include:

  Supporting phased business growth and development
  Streamlining enterprise workflow, team collaboration and communication
  Maximizing return on investment of ERP investments
  Meeting regulatory and IT audit compliance requirements
  Reducing the likelihood and impact of a cyber breach
  Improving end user IT experience and satisfaction.

On a monthly basis, the IT Consultant reports on key activities of the last period, portfolio of IT projects, cyber risks and IT controls, IT operations and planned priorities. Semi-annually, the IT Consultant reports to Management on the Company's Cyber Risk and IT Controls status and effectiveness for the Company's head office and locations in Mexico.

During 2021, the IT Consultant completed the following projects or training and compliance programs:

  Created an IT Operational Readiness Plan to align business and IT requirements for start of mining operations;
  Migrated ERP environment from vendor hosting to Microsoft Business Central cloud (SaaS);
  Onboarded new corporate Managed Services Provider (MSP);
  Implemented a new firewall at Corporate office to replace a legacy hardware;
  Completed risk evaluation of Critical vulnerabilities "PrintNightmare", "SeriousSAM" and "Java Log4j" (safeguards implemented and no evidence of compromise identified);
  Mitigated risks identified by Coalition Insurance cyber risk evaluation;
  Implemented Active Directory domain in Mexico for centralized access and management of workstations, users accounts and enforcement of system policies;
  Completed support for 2021 interim and year-end external audits with the Company's auditors, Pricewaterhouse Coppers LLP; and
  Implemented multi-factor authentication (MFA) to increase security of Mexico employees' Office 365 accounts (following prior implementation at Corporate).

Community Policy

The Board has adopted a Community Policy committing to being positive social and economic contributors in the communities within the areas of influence of the Company's operations. The Company believes in building long-term relationships that respect and promote local cultures and sustainable development that benefits communities.

The Company's Community Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Environmental Policy

The Board has adopted an Environmental Policy committing to conducting business in an environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. At all levels of business planning throughout the Company activities, the Company is committed to incorporating processes and procedures that protect the local environment and natural resources for stakeholder communities and future generations.

The Company's Environmental Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Health & Safety Policy

The Board has adopted a Health & Safety Policy to safeguard the health, safety and well-being of the Company's personnel and partners (employees, contractors, suppliers, local communities and other stakeholders). The Company's approach goes beyond compliance, seeking continuous improvements and expects health and safety engagement at all levels of the Company and at all project sites. The Company strives to develop safety culture for people working at the Company's different project sites with a focus on accident prevention.

The Company's Health & Safety Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Human Rights Policy

The Board has adopted a Human Rights Policy committing to identifying, preventing, mitigating and monitoring adverse Human Rights impacts resulting from or caused by the Company's business activities. Respect for Human Rights is consistent with the Company's values outlined in the Company's Code of Conduct, which are fundamental to the sustainability of the Company and the communities within which the Company operates. A diverse and inclusive workplace is critical to the Company's success and all personnel have a responsibility, both individually and collectively, to operate in a way which respects Human Rights and fosters an inclusive culture in which all of the Company's people and partners (employees, shareholders, contractors, suppliers, local communities and any other stakeholder) are treated with dignity and respect.

The Company is sensitive to Human Rights issues associated with mining activities. The Company seeks to prevent causing or contributing to adverse human rights impacts and will address, mitigate, and monitor any such impacts in a timely manner.

The Company's Human Rights Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Water Management Policy

The Board has adopted a Water Management Policy committing to conducting business as a responsible water steward including meeting or surpassing regulatory requirements in all of its exploration, development, mining and closure activities. The Company operates with the organizational understanding that water is a shared and finite resource with vital importance. The Company shares the view that access to water is a human right.

The Company's Water Management Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Compensation Committee

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus payments, and equity participation through the Company's Option Plan and SU Plan. The committee's compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives' interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation.

The Compensation Committee also reviews and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer.  Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.

The Compensation Committee is currently comprised of three directors, all of whom are independent. The Compensation Committee has the authority, at its discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser to assist the committee in reaching compensation decisions.

The Compensation Committee is also tasked with, among other things, the following responsibilities:

(a) monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive/non-employee directors of the Company ("Non-Employee Directors"); and

(b) reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm's fees and other retention terms.

The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.

The Corporate Governance and Nominating Committee is tasked with the following responsibilities:

(a) identifying and recommending qualified individuals for nomination to the Board of Directors;

(b) developing qualification criteria for Board members for recommendation to the Board in accordance with the Company's corporate governance guidelines;

(c) in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(d) reviewing annually or more often if appropriate: (i) committee members' qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board).

The Corporate Governance and Nominating Committee is also tasked with:

(a) developing and recommending to the Board corporate governance principles applicable to the Company;

(b) monitoring the Company's overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company's obligations to its shareholders;

(c) in conjunction with the independent chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(d) reviewing the Company's Code of Conduct and recommending any changes to the Board; and

(e) reviewing and reassessing at least annually the adequacy of the Company's corporate governance guidelines and the Corporate Governance Committee's Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee must also annually review its own performance.

The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfill its responsibilities. It has the ability to retain, at the Company's expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Audit Committee

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and external quarterly reviews and annual audits of its consolidated financial statements. In connection therewith, the Audit Committee assists the Board in fulfilling its oversight responsibilities in relation to the Company's internal accounting standards and practices, financial information, accounting systems and procedures (including the management and security of information systems), financial reporting and statements and the nature and scope of the annual external audit. The Audit Committee also recommends for Board approval the Company's quarterly unaudited and audited annual consolidated financial statements, MD&A and other financial disclosure. The disclosure required by Form 52-110F1 of National Instrument 52-110 is contained in the Company's annual information form for the year ended December 31, 2021 available under the Company's profile on the SEDAR at www.sedar.com.

Safety, Environmental and Social Sustainability Committee

The Safety, Environmental and Social Sustainability Committee is tasked with overseeing the Company's performance relating to safety (including occupational health), climate related and other environmental and social sustainability matters. This Committee's purpose is to assess the effectiveness of the Company's policies and practices in these areas, monitor compliance with applicable laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors and report periodically to the Board. In support of the Company's commitment to a healthy and safe workplace and adhering to best practices in environmental stewardship and socially sustainable exploration, development and operations, this Committee's responsibilities include: monitoring development and implementation of industry leading policies, assessing non-compliance risks and advising on strategies to mitigate such risks, as well as advising on areas of improvements.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officer Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year ("CEO");

(b) an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year ("CFO");

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended December 31, 2021, the Company's five NEOs were as follows.

Name	Position
N. Eric Fier	Chief Executive Officer
Chris Ritchie	President
Pierre Beaudoin	Chief Operating Officer
Anne Yong	Chief Financial Officer
Cliff Lafleur	VP, Technical Services

Key Highlights of the Company's Executive Compensation Program

Provided below are highlights of the Company's executive plan that are in place to ensure good governance:

- Reasonable dilution to shareholders - It is the Compensation Committee's intention to maintain a low annual dilution ("burn") rate. The 2-year average burn rate as of 2021 was 0.69%, which is below a market normal rate of 1% to 2% per year (see "Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate" for the calculation of the Company's burn rate).

- Pay for performance - The vast majority of NEO compensation is tied to "at risk" pay in the form of annual incentives and long-term Incentives (namely stock options and RSUs). For the CEO, 69% of target compensation is tied to Incentive compensation and the average for the other four NEOs is 61%.

- Regular review of peer group - The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations.

- Relevant performance metrics - The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company's shareholders. For 2021, this includes operational execution on the Las Chispas Project, share price performance as well as sustainability initiatives.

- Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics then there is the possibility for no annual incentive to be paid. Stock option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

- Caps on incentive payouts - Annual incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.

- Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

- Clawback Policy - All performance-based compensation after February 25, 2021 is subject to clawback in accordance with the Company's Incentive Compensation Clawback Policy under a variety of different scenarios (see "Incentive Compensation Clawback Policy" under "Corporate Governance Disclosure - Environmental, Social & Governance (ESG)").

- No excessive Change of Control or Termination without Cause severance obligations - NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and 18 months in the case of termination without cause which falls within acceptable market norms.

- Double Trigger Change of Control provisions - Change of control provisions in the Company's employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment. The only NEO with a single trigger change of control provision is the CEO (see "Employment and Consulting Agreements / Termination and Change of Control Benefits - N. Eric Fier (through Maverick Mining Consultants Inc.).

- Independent Advice on compensation levels and structure - The Compensation Committee has engaged with Global Governance Advisors for the past few years to support the Committee in making decisions regarding executive and Board compensation at the Company (see "Compensation Discussion and Analysis - Compensation Review Process" for more information).

- Review of compensation risk - The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

- "Anti-hedging" policy - The Company's Securities Trading Policy includes the prohibition of hedging and derivative trading for any employee of the Company, including NEOs.

- Share ownership requirements - In 2020, the Company adopted share ownership requirements for its C-suite executives (CEO, President, COO and CFO) and Non-Employee Directors that are in-line with market expectations. At the end of 2021, the C-suite executives on average exceeded their share ownership requirements by 10 times and the Non-Employee Directors exceeded their share ownership requirements by 11 times. Refer sections "Executive Share Ownership Guidelines" and "Directors Share Ownership Guidelines" below.

Compensation Discussion and Analysis

Compensation Governance

During 2021, the Company had a Compensation Committee that was comprised of three members (Hannes P. Portmann (Committee Chair), Ross O. Glanville and John H. Wright), all of whom were independent. Each of the members of the Compensation Committee have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices. Mr. Portmann has over 10 years of experience serving in senior management roles in publicly traded companies in the mining industry, including as CEO and CFO, where he was actively involved in compensation matters.

The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices during 2021. The Compensation Committee's responsibilities, powers and operation are described above under "Corporate Governance Disclosure - Compensation Committee".

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company's success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company's executive compensation program are as follows:

(a) to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b) to align executives' interests with those of the shareholders; and

(c) to reward demonstration of both leadership and performance.

Since 2019, the Company through the Compensation Committee has engaged Global Governance Advisors ("GGA"), an independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing the Company's executive and director compensation programs to be market-competitive among a defined "Peer Group" (as detailed below) and to review its prior information circular disclosures. This review included analysis of the Company's Peer Group and evaluation of total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Company's short and long-term design practices relative to the competitive market. The Company's Peer Group is reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations, and is based on companies that generally meet the following criteria:

  public company listed on any of the TSX, TSX-V or major U.S. stock exchange;
  generally of similar size - market capitalization and/or total assets between 0.25 to 4.0 times the size of the Company;
  generally of similar stage of operations and relative workload placed on the executive team; and
  primarily focused on precious metals projects in the Americas.

The Company's Peer Group for 2021 consisted of the following companies:

MAG Silver Corp.	Alexco Resource Corp
Marathon Gold Corporation	Endeavour Silver Corp.
Orla Mining Ltd.	Ero Copper Corp.
Osisko Mining Inc.	Lundin Gold Inc.
Sabina Gold & Silver Corp.	Premier Gold Mines Limited
Pure Gold Mining Inc.

GGA last completed a compensation review for the Company's executives and Non-employee Directors in the fall of 2020 when the Company was still an exploration company and had yet to make a final construction decision at Las Chispas. The Peer Group selected in late 2020 was intended to be used as benchmarks until the Company starts processing minerals in mid-2022. The Compensation Committee plans to engage GGA to complete an updated compensation review that includes an updated peer group to determine how to structure compensation on a go-forward basis as a producing mining company.

For 2021 compensation, the Company was positioned above the median of the Peer Group in terms of market capitalization, but below the median of the Peer Group in terms of total assets.

The Company's compensation program seeks to reward an executive officer's current and future expected performance.  Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company's achievement of corporate milestones and objectives.

The Board has adopted a Securities Trading Policy which includes the prohibition of hedging and derivative trading for any employee of the Company. During 2021, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary or consulting fee, bonus, and participation in equity compensation arrangements.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA's work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2021	$ -	$14,713
2020	$65,528	$ -

During 2021, the Compensation Committee engaged GGA to review the Company's proxy circular disclosure and incentive designs. A comprehensive compensation benchmark analysis and review of the Company's peer group is scheduled to be completed mid-2022.

During 2020, the Compensation Committee engaged GGA to provide a comprehensive compensation benchmark analysis for its top five employees and non-employee directors against its selected peer group along with reviews of the Company's proxy circular disclosure and incentive designs.

Elements of Executive Compensation Program

During 2021, the Company's compensation program consisted of the following elements:

(a) base salary or consulting fees;

(b) performance bonus payments; and

(c) equity participation through the Company's Option Plan (as defined below) and SU Plan.

Component	Objective/Rationale
Base Salary or Consulting Fees

• Forms the basis for attracting talent, and comparing to and remaining competitive with the market.

• Fixed, and used to determine other aspects of the Company's compensation and benefits.

• Established at the beginning of the year.

• To align with the compensation philosophy, base salary levels aim to align with the median of the Peer Group over time, but also taking into account the NEO's performance and tenure in the organization.

• Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

Performance Bonus Payments (STIP)

• Links pay to corporate and personal achievements for the year.

• Year-end cash bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified in a detailed scorecard of corporate and technical performance that contain metrics and weightings that align to the business and that are communicated to executive officers during the particular year. This means there is the potential for no annual incentive to be paid if minimum performance is not achieved.

• Consists of a mix of corporate and technical metrics. Each NEO is measured by similar performance metrics.

Equity Participation (e.g. Option Plan and SU Plan)

• The Company has historically granted long-term incentives in the form of stock options, which vested over a one year and more recently a three-year period and have a 5-year term to expiry. Options are granted to reward management for performance on a longer-term basis.

• With the shareholder and regulatory approval of the SU Plan during 2021, the Company plans to transition to time-based and performance-based SUs in the mix of its long-term incentive program to better align with good corporate governance practices and the interest of shareholders.

• Designed to (i) promote further alignment of interests between management and shareholders of the Company; (ii) associate a portion of management's compensation with the returns achieved by shareholders of the Company; and (iii) to attract and retain employees with the knowledge, experience and expertise required by the Company.

Other Compensation

• Participation in the Company's employee group benefits plans is provided to each NEO where available.

• There is no pension plan for the NEOs.

• Designed to be competitive overall with equivalent positions in the mining industry.

Base Salary or Consulting Fees

In determining the annual base salary or consulting fee, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a) the particular responsibilities related to the position;

(b) salaries paid by other companies in the mining industry of similar size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(c) the experience level of the Named Executive Officer;

(d) compensation data provided in a mining industry report produced by GGA; and

(e) the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base salary or consulting fee payable to each NEO or the NEO's management company, respectively, based on the aforementioned criteria to ensure that compensation levels are competitive and fair. Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2021 Base Salary / Consulting Fee	2020 Base Salary / Consulting Fee	% change YOY(2)
N. Eric Fier - Chief Executive Officer	$ 475,000	$ 400,000	19%
Chris Ritchie - President	$ 350,000	$ 325,000	8%
Pierre Beaudoin - Chief Operating Officer	$ 350,000	$ 325,000	8%
Anne Yong - Chief Financial Officer	$ 285,000	$ 245,000	16%
Cliff Lafleur - VP, Technical Services(1)	$ 260,000	$ -	-

(1) Mr. Lafleur was appointed VP, Technical Services on July 26, 2021. The 2021 base salary shown is an annualized amount.

(2) Year-to-year increases are the result of the NEO's performance and level of experience. Each NEO's target base salary and total compensation are benchmarked against the Company's Peer Group. See "Executive and Employee Compensation Objectives and Philosophy".

Performance Bonus Payments

The performance bonuses or short term incentive payouts ("STIP") are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets.

The table below summarizes the STIP eligibility as a percentage of base salary and the relative weighting between corporate and individual targets, which were established by the Compensation Committee at the beginning of the year.

NEO	STIP Target Eligibility	Corporate Target	Individual Target
N. Eric Fier	100%	90%	10%
Chris Ritchie	80%	75%	25%
Pierre Beaudoin	70%	70%	30%
Anne Yong	60%	60%	40%
Cliff Lafleur	50%	50%	50%

In respect of the 2021 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board, at its discretion, completed the final assessment of 2021 performances in February 2022.

The following table shows the results against the 2021 corporate performance measures:

Category	Weighting	2021 Performance Measure	Score
Operational Execution 40%	10%	Underground development - target of 6,800 metres Result - approximately 8,600 metres were completed in 2021	15.0%
	20%	Meet construction milestones - target to complete 79.3% Result - 86.2% completed at the end of 2021	25.0%
	10%	Meet budget forecast relative to percentage completion of construction activities Result - completion ahead of schedule at costs below budget by more than -5%	15.0%
Disciplined Growth 20%	20%	Las Chispas and Picacho growth from exploration Result - exploration activities in line with internal expectations	22.5%
Share Price Performance 20%	20%	Year over Year share price increase - 5% to 15% points, relative to GDXJ Result - The Company was 6% below GDXJ at December 31, 2021	0.0%
Sustainability 20%	4%	Environment - no more than one (1) reportable incident that require a regulator response/action; complete evaluation of water stewardship plan Result - no reportable incidents that required a regulator response or action. The Company also evaluated and prepared a draft strategy for its water stewardship plan	5.0%
	5%	Social Capital - Complete policies and training and community projects Result - adopted a Human Rights policy and completed training; progressed a communication plan to engage stakeholders, including the implementation of a grievance mechanism; and established clear goals and strategic framework with stakeholders	5.0%
	6%	Human Capital - no fatalities, less than 5.5 TRIFR, less than 0.5 LTIFR, Complete Certified Level 1 of H&S Management System and 80% of safety training Result - no fatalities; 4.11 TRIFR; 0.63 LTIFR; completed certified level 1 of H&S Management System; and completed 477 training sessions on a target of 406 sessions (117%)	6.2%
	3%	Business Resilience - complete site security plan, continuously manage for COVID-19, complete climate risk study and TCFD disclosure, complete three cybersecurity and information system improvements Result - completed a site security audit; effectively managed for COVID-19; completed a climate risk study; and completed three cybersecurity and information system improvements	3.4%
	2%	Leadership and governance - improve on ESG rating, and establish plan and strategy on organizational structure to the Company's growth Result - improved on ESG rating and completed evaluation of organizational structure to support the Company's growth.	1.0%
Total	100%		98.1%

Key performance indicators ("KPIs") for each NEO reflect the Company's objectives and strategies and the roles and responsibilities of the NEO. Recommendations to the Board were based on an assessment performance against KPIs established at the beginning of the year. The following table shows the performance results of the NEOs relative to their KPIs.

NEO	STIP Target Eligibility	Corporate Score	Individual Score	Total weighted score	Actual STIP ($)	Actual STIP (%)
N. Eric Fier	100%	98.1%	100%	98%	$ 466,878	98%
Chris Ritchie	80%	98.1%	100%	99%	$ 276,010	79%
Pierre Beaudoin	70%	98.1%	150%	114%	$ 278,492	80%
Anne Yong	60%	98.1%	100%	99%	$ 169,051	59%
Cliff Lafleur(1)	50%	98.1%	100%	99%	$ 56,954	50%

(1) Mr. Lafleur's bonus for 2021 has been pro-rated for the actual amount of time worked at the Company during 2021.

Individual Scores were based on the following achievements in relation to objectives:

NEO	Individual Performance Achievements in Relation To Objectives
N. Eric Fier CEO Individual Score: 100%

Responsible for all company activities and leading the executive team and developing long term strategies and objectives of the Company.

2021 Achievements

• Strong exploration success of the Company;

• Strong safety record;

• Project development;

• Raised capital for the Company; and

• Navigated the Company through COVID-19.

Chris Ritchie President Individual Score: 100%

Responsible for financing, capital markets, strategic messaging and marketing, development and implementation of ESG strategy and framework and helping establish and manage processes and people within the organization.

2021 Achievements

• De-risked the Company through the raise of equity in February 2021 (US$138M at US$9.20 per share);

• Increased the Company's average daily volume liquidity above $13M;

• Initiated Task Force on Climate-Related Financial Disclosures (TCFD) work and water stewardship plan; and

• Expanded local communication and assistance on COVID-19.

Pierre Beaudoin COO Individual Score: 150%

Responsible for overall direction and monitoring of the development and construction activities at the Company's Las Chispas Project, including health and safety, feasibility study, and underground development.

2021 Achievements

• Mine construction ahead of schedule and on budget with risk mitigation strategies in place for mine, process, power, water and COVID-19;

• Underground mine design has been improved and development has progressed faster than the Feasibility Study;

• Excellent safety and environmental records - Nil fatalities, 0.63 LTIFR, 4.11 TRIFR, Nil environmental incidents; and

• De-risked Las Chispas project through the completion of a Feasibility Study execution of underground mining agreement and temporary power agreement.

Anne Yong CFO Individual Score: 100%

Responsible for corporate financial activities of the Company, including financial reporting, regulatory disclosure, taxation, treasury, risk management, insurance, budget, and information technology, and human resources.

2021 Achievements

  Involved in the strategy development and execution of the equity financing in February 2021 raising;
  Cleared all conditions subsequent allowing for the draw down of additional $60 million during 2021;
  Involved in the adoption of various corporate policies (including the SU Plan) and improvement in governance related disclosures; and
  Risk management through the maintenance of the Company's risk register and conducting audit of insurance programs.

Cliff Lafleur VP, Technical Services Individual Score: 100%

Responsible for all technical aspects of the Company's mining operations. This includes items such as project management of mine development, overseeing project controls and costs, and supervision over the technical services groups in the preparation of mining studies, plans, designs, and specifications.

2021 Achievements

  Improved mine standards;
  Prepared operations for production while maintaining the development rate and being ready on time with the Feasibility Study;
  Improved mine data capture, verification and reporting; and
  Assisted in the finalization of the underground mining agreement.

*Mr. Lafleur joined the Company in July 2021.

2022 Corporate Objectives

The following table shows the key categories of the Company's 2022 target corporate objectives:

Category	Weighting	Description
Operational execution	35%	Construction and operating performance
Sustainability 30% *fatality will result in an automatic score of 0% for the Sustainability Category	12%	Human capital, health and safety performance
	8%	Environmental compliance
	10%	Social capital disclosure and stakeholder engagement
Share Price Performance	25%	Year over year share price increase relative to the GDXJ
Growth	10%	Growth from exploration activities
Total	100%

Equity Participation

The Company provides for equity participation in the Company through its Option Plan and SU Plan. The Company's maximum allocation for the Option Plan and the SU Plan is an aggregate of 7% of the outstanding common shares of the Company from time to time, broken down as follows:

  Option Plan - 5.5% of the issued and outstanding Common Shares from time to time for stock options granted under the Option Plan.

  SU Plan - 1.5% of the issued and outstanding Common Shares from time to time to settle share units ("SUs"), including RSUs and performance share units ("PSUs"), and DSUs granted under the SU Plan.

The granting of stock options and SUs and DSUs is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company's prevailing stock option plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the stock option plan.

Individual grants of stock options are determined by an assessment of the individual's current and expected future performance, level of responsibilities, the importance of the proposed optionee's position and contribution to the Company, and previous option grants and exercise prices.

The Company's current Stock Option Plan (the "Option Plan") includes the following provisions after amendment to the Option Plan in an Amendment No. 1 to the Option Plan that was approved by the Board on June 3, 2021 (without requirement for shareholder approval) in order to change the Option Plan from a "rolling 10%" plan to a "rolling 5.5%" plan in view of the adoption of the SU Plan in 2021:

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 5.5% of the issued and outstanding Common Shares from time to time.

  The Option Plan is administered by a "Committee" which means the Board of Directors or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan (currently the Compensation Committee).

  The exercise price for options granted under the Option Plan will not be less than the "market price" of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX.

  Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee's cessation of services to the Company.

  The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

  Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee's option agreement or certificate; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

  Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

  In the event of the death of an optionee while in service to the Company or a related entity of the Company, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee's rights under the option shall pass by the optionee's will or by the laws of descent and distribution.

  If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a "Blackout Period"), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

  The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

  If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a "Bid"), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

  In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, Common Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to the Company, together with written notice reflecting such "cashless" exercise. In such event, the optionee shall receive that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding such date.

  The Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee's consent. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Option Plan without shareholder approval:

(a) any amendment pertaining to the vesting provisions of each option;

(b) any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an optionee on the right to exercise options;

(c) any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed;

(d) any amendment of a "housekeeping" nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e) any amendment with respect to the administration of the Option Plan;

(f) any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g) any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h) any amendment to the class of eligible persons that may participate under the Option Plan; and

(i) any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company's shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

As at December 31, 2021, the Option Plan authorized the issuance of 5.5% of the then issued and outstanding Common Shares (being a total of 8,010,682 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2021, based on there being outstanding options to purchase a total of 6,216,700 Common Shares (representing approximately 4.3% of the then outstanding Common Shares), 1,793,982 additional Common Shares (representing approximately 1.2% of the then outstanding Common Shares) were then available for future option grants under the Option Plan.

To date, all options granted have been for a maximum of five years. The annual burn rate under the Option Plan is set out under "Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate".

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. As the Option Plan was last approved by the shareholders of the Company at the 2019 annual general meeting before the Company's graduation to the TSX from the TSX Venture Exchange, rather than continuing with the Option Plan, the Board approved the New Option Plan for the Company on April 22, 2022 so that the Company's prevailing stock option plan would be consistent with TSX policies while still being a "rolling 5.5%" plan.  See "Details of Matters to be Acted Upon at the Meeting - Stock Option Plan" for a description of the New Option Plan to be approved by shareholders at the Meeting.

Share Unit Plan

The Company's SU Plan was adopted by the Board on June 3, 2021 and approved by the shareholders of the Company on June 15, 2021. The SU Plan provides participants with the opportunity through SUs, including RSUs and PSUs, and through DSUs to acquire an ownership interest in the Company.

The key terms of the SU Plan include the following:

1. The SU Plan will be administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the SU Plan).

2. The maximum number of Common Shares that are issuable from treasury to settle SUs and DSUs under the SU Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.

3. The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the SU Plan and any other treasury based compensation arrangement adopted by the Company (including the Company's prevailing stock option plan) cannot exceed 10% of the issued and outstanding Common Shares.

4. The aggregate number of Common Shares that may be issued, within a one-year period, to insiders pursuant to awards under the SU Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Common Shares.

5. The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other treasury-based compensation arrangement adopted by the Corporation must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

6. The number of Common Shares that are issuable to Non-employee Directors under the SU Plan and any other equity compensation plan of the Company (excluding Common Shares underlying DSUs issued to Non-employee Directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees) shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) $150,000 worth of Common Shares annually per Non-employee Director, including other equity awards (of which stock options may not exceed $100,000) granted under any of the Company's other -equity based compensation plans.

7. The initial value of a SU or DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or DSU. "Market Price" with respect to a Common Share on any date for the purposes of the SU Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or NYSE American if the Shares are not listed and posted for trading on TSX).

8. No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.

9. No DSUs may be redeemed prior to the participant's termination of office or employment nor after December 31st of the year following the year of such termination.

10. Unless otherwise set forth in the particular award agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested SUs and DSUs: issuing Common Shares to the participant from treasury; causing a broker to purchase Common Shares on the TSX for the account of the participant; paying cash to the participant; or a combination of the foregoing. If the Board has not specified a settlement method for an award, settlement would be issuance of Common Shares from treasury.

11. If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.

12. Unless otherwise determined by the Board, for retainer fees payable to Non-Employee Directors, a Non-Employee Director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the SU Plan, specifying the percentage of retainer fees in respect of which the Non-Employee Director elects to receive DSUs. Where a Non-Employee Director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.

13. Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Upon the Company paying a dividend on Common Shares, the number of SUs or DSUs in a participant's account shall be increased by a number equal to: (i) the amount of the dividend paid per Common Share multiplied by (ii) the number of SUs or DSUs in the participant's account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate and will only be earned to the extent that any time and/or performance-based vesting conditions of SUs or DSUs are met.

14. A participant under the SU Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

15. In the event of a "Change in Control" (as defined in the SU Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control. If the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

16. If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the SU Plan) within 12 calendar months after a Change in Control: (a) each vested and effective award or Alternative Award then held by the participant shall remain effective for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested award or Alternative Award then held by the participant shall become vested upon such termination or such resignation and shall remain effective for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire.  In such event, these provisions will not apply to participants who are subject to U.S. income tax and the applicable timing of settlement of SUs and DSUs will be as set forth in the SU Plan in any event.

17. Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the SU Plan), SUs and DSUs will be treated as follows:

(a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the SU Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the SU Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event, provided that, in the case of death, Disability or Termination without Cause of the Participant, all SUs and DSUs with time-based vesting previously credited to a Participant's account which did not vest on or prior to the Participant's Termination Date shall be deemed vested on a pro rata basis as calculated under the SU Plan. All vested SUs or DSUs shall be settled according to the settlement methods provided in the SU Plan.

18. Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the SU Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the SU Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the SU Plan to permit grants of SUs to Non-Employee Directors or amendments that increase limits previously imposed on Non-Employee Director participation,

(d) allows for the transfer or assignment of awards other than as provided in the SU Plan,

(e) amends the amendment provisions of the SU Plan, or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE American, as applicable.

19. Subject to the requirements of the Exchanges, applicable law, and the shareholder approval requirements described in the preceding item 18, the Board may, without shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and the shareholder approval requirements described in the preceding item 18, the Board may make the following types of amendments without seeking shareholder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the SU Plan or to correct or supplement any provision of the SU Plan that is inconsistent with any other provision of the SU Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE American),

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the SU Plan,

(d) changes to the provisions of the SU Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the SU Plan, or

(g) any other amendment to the SU Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE American.

A copy of the SU Plan is available on the Company's website: http://silvercrestmetals.com/_resources/governance/Equity-Share-Unit-Plan.pdf

As at December 31, 2021, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 2,184,731 Common Shares as at that date) in connection with SUs or DSUs that were outstanding or that may be awarded in the future, and:

(a) no outstanding SUs or DSUs had been settled in Common Shares;

(b) the total number of Common Shares underlying outstanding unvested SUs or vested DSUs awarded under the SU Plan was 149,500 (83,500 for unvested RSUs and 66,000 for vested DSUs), representing, in the aggregate, less than 1% of the then issued and outstanding Common Shares; and

(c) the total number of Common Shares that may be the subject of SUs or DSUs to be awarded under the SU Plan was 2,035,231, representing 1.4% of the then issued and outstanding Common Shares.

The annual burn rate under the SU Plan is set out under "Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate".

2021 Equity Participation Targets and Awards

The LTIP targets of the NEOs for the year 2021 were pre-established as follows:

NEO	LTIP Target % of base salary
N. Eric Fier - CEO	125%
Chris Ritchie - President	100%
Pierre Beaudoin - COO	100%
Anne Yong - CFO	90%
Cliff Lafleur - VP, Technical Services	70%

In connection with 2021, the Board, on the recommendation by the Compensation Committee, granted options and RSUs to NEOs as follows:

Named Executive Officer and Position	Number of Options Granted(1)	Grant Date Fair Value of Options ($)(3)	RSUs Awarded	Grant Date Value of RSUs ($)(4)	Total Value ($)
N. Eric Fier - CEO	106,000	$447,097	15,500	$147,715	$594,812
Chris Ritchie - President	62,500	$263,619	9,000	$ 85,770	$349,389
Pierre Beaudoin - COO	62,500	$263,619	9,000	$ 85,770	$349,389
Anne Yong - CFO	47,500	$200,350	6,500	$ 61,945	$262,295
Cliff Lafleur - VP, Technical Services	32,500	$137,082	5,000	$ 47,650	$608,726
	100,000(2)	$423,994

(1) Options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

(2) Mr. Lafleur was granted stock options for his employment agreement which commenced on July 26, 2021.

(3) Grant Date Fair Value of Options is based on a Black-Scholes value calculated using the exercise price listed in this table. Additional Black-Scholes weighted average assumptions for these options granted include:

	July 26, 2021	December 21, 2021
Risk free rate	0.73%	1.22%
Volatility estimate	55.50%	55.50%
Expected life	4 years	4 years
Expected forfeiture rate	1%	1%
Dividend rate	Nil	Nil
Per option value	$4.24	$4.22

This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

(4) Grant date fair value of RSUs are calculated based on December 21, 2021 closing share price of $9.53, representing the volume weighted average trading prices of the Common Shares for the five preceding trading days on the TSX. RSUs vest over a 3-year period, with 1/3 of the RSUs vesting after each of one year, two years and three years after the grant date, respectively.

Executive Share Ownership Guidelines

In March 2020, as amended February 2022, the Board adopted a guideline requiring the CEO, President, COO and CFO of the Company to meet and maintain minimum share ownership requirements as follows:

  CEO - three times the annual base salary
  President, COO and CFO - two times annual base salary

The required holdings may be satisfied through holdings of Common Shares and/or any securities exchangeable or redeemable into Common Shares. The compliance with the executive share ownership guideline will be assessed at the beginning of each year (the determination date). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and market value based on the closing price of the Company's shares on the TSX on the determination date.

All of the foregoing executive officers have five years from the effective date of the policy to comply.

The table below outlines the ownership of each of the four executive officers covered by the guidelines as of December 31, 2021 and April 22, 2022.

Named Executive Officer	Equity Ownership at December 31, 2021		Total Equity At- Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares(2)
N. Eric Fier (CEO)	4,151,175	15,500	$41,666,750	$ 1,425,000	Yes
Chris Ritchie (President)	675,900	9,000	$ 6,849,000	$ 700,000	Yes
Pierre Beaudoin (COO)	283,950	9,000	$ 2,929,500	$ 700,000	Yes
Anne Yong (CFO)	120,596	6,500	$ 1,270,960	$ 570,000	Yes

(1) Calculated using closing price of $10.00 for the Common Shares on TSX on December 31, 2021.

(2) Stock options granted are not included in measuring share ownership.

Named Executive Officer	Equity Ownership at April 22, 2022		Total Equity At-Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares
N. Eric Fier (CEO)	4,010,075	15,500	$41,463,423	$ 1,496,250	Yes
Chris Ritchie (President)	675,900	9,000	$ 7,054,470	$ 735,000	Yes
Pierre Beaudoin (COO)	283,950	9,000	$ 3,017,385	$ 735,000	Yes
Anne Yong (CFO)	120,596	6,500	$ 1,309,089	$ 598,500	Yes

(1) Calculated using closing price of $10.30 for the Common Shares on TSX on April 22, 2022.

Performance Graph

The graph below compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company's five most recently completed financial years commencing from January 1, 2017 at the opening of trading to December 31, 2021, with the cumulative total return of the S&P TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF (GDXJ). The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.

When viewing the graph below, note that:

  Total Reported Compensation and Total Realizable Compensation figures for 2017 to 2021 represent compensation for the Company's CEO.

  Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock option and RSU grants.

  By comparison, Total Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of stock option and RSU grants for each year) represents the realizable compensation for the CEO for 2017 to 2021, as of December 31, 2021.

  As shown in the chart below, the Realizable Compensation for the Company's CEO has generally moved in alignment with shareholder returns over the past five years, given the significant value created for shareholders 424%.

A significant portion of the NEO's total compensation has been tied to equity-based awards (stock options) which are and considered at risk and long-term performance based. Total compensation has been designed by the Board to ensure alignment with Shareholder values and to award the achievement of short and long term company objectives. Given the significant value created for shareholders, similar to the CEO, NEO compensation has also moved in alignment with shareholder returns.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended December 31, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(3)	Long-term incentive plans
N. Eric Fier CEO	2021	475,000	147,715	447,097	466,878	Nil	Nil	(4)	1,536,690
	2020	400,000	Nil	500,988	370,620	Nil	Nil	(4)	1,271,608
	2019	325,000	Nil	935,141	250,000	Nil	Nil	(4)	1,510,141
Chris Ritchie President	2021	350,000	85,770	263,619	276,010	Nil	Nil	(4) 11,667(5)	987,065
	2020	325,000	Nil	324,965	256,791	Nil	Nil	(4) 18,750(6)	925,506
	2019	275,000	Nil	748,113	190,000	Nil	Nil	(4)	1,213,113
Pierre Beaudoin COO	2021	350,000	85,770	263,619	278,492	Nil	Nil	(4) 27,708(5)	1,005,589
	2020	325,000	Nil	324,965	245,359	Nil	Nil	(4)	895,324
	2019	275,000	Nil	748,113	170,000	Nil	Nil	(4)	1,193,113
Anne Yong CFO	2021	285,000	61,945	200,350	169,051	Nil	Nil	(4) 16,625(5)	732,971
	2020	209,125	Nil	212,130	118,142	Nil	Nil	(4)	539,397
	2019	135,941	Nil	561,085	100,000	Nil	Nil	(4)	797,026
Cliff Lafleur VP Technical Services(7)	2021	113,333	47,650	561,076	56,954	Nil	Nil	(4) 9,425(5) 40,000(7)	828,438

(1) Grant date fair value of RSUs are calculated based on December 21, 2021 closing share price of $9.53, representing the volume weighted average trading prices of the Common Shares for the five preceding trading days on the TSX. RSUs vest over a 3-year period, with 1/3 of the RSUs vesting after each of one year, two years and three years after the grant date, respectively.

(2) Options granted to NEOs in February 2021 were in relation to fiscal 2020 and therefore reported under year 2020. The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2019	2020	2021
Exercise price	$8.23	$10.87	$9.83
Risk free rate	1.42%	0.58%	1.12%
Volatility estimate	58.82%	54.26%	55.50%
Expected life	4 years	4 years	4 years
Expected forfeiture rate	1%	1%	1%
Dividend rate	Nil	Nil	Nil
Per option value	$3.74	$4.51	$4.22

This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

(3) Amounts under this column were paid as a performance bonus to each NEO or the NEO's management company.

(4) The aggregate amount of perquisites and other personal benefits, securities or property paid to each NEO or to the NEO's management company did not exceed the lesser of $50,000 and 10% of each NEO's salary or NEO's management company's consulting fee for the financial year.

(5) Represents amount for 2021 vacation pay accrued and not yet paid.

(6) Represents amount for 2020 vacation pay paid in 2021.

(7) Mr. Lafleur was appointed VP, Technical Services on July 26, 2021 and was paid a $40,000 signing bonus.

Employment and Consulting Agreements / Termination and Change of Control Benefits

The Company has entered into an employment or consulting agreement with each of its NEOs or the NEO's management company that include termination and change of control provisions.

N. Eric Fier (through Maverick Mining Consultants Inc.)

The Company has a management consulting agreement effective October 1, 2015 (the "Maverick Agreement"), with Maverick Mining Consultants Inc. ("Maverick"), a company wholly-owned by N. Eric Fier, whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company.  In consideration for the services provided under the Maverick Agreement, the Company agreed to pay consulting fees (as recommended by the Compensation Committee) plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time.  The Maverick Agreement is automatically renewable for consecutive one-year terms.

Maverick can terminate the Maverick Agreement by giving three months' written notice to the Company. The Company may terminate the Maverick Agreement with immediate effect upon written notice to Maverick:

(a) in the event of a material breach by Maverick of any of Maverick's obligations; or

(b) for any reason other than a material breach by Maverick, provided that the Company shall pay to Maverick a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in respect of the Company's most recently completed financial year.

If the Company undergoes a change of control (as defined in the Maverick Agreement) and either (a) within six months after the date of the change of control, the Company delivers written notice to Maverick terminating the Maverick Agreement, or (b) within three months following the date of change of control, Maverick terminates the Maverick Agreement, then the Company shall pay to Maverick a change of control payment equal to two times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in the respect of the Company's most recently completed financial year.

Employment Agreements with Other NEOs

The Company also has entered into an employment agreement (each a "Senior Executive Agreement") with each of its other NEOs (Anne Yong, Chris Ritchie, Pierre Beaudoin, and Cliff Lafleur) with an indefinite term and provisions (as recommended by the Compensation Committee) regarding base salary, short--term incentives, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, the Company may terminate the NEO's employment for cause (as defined in the Senior Executive Agreement) or without cause.  The NEO may terminate the Senior Executive Agreement by giving three months' written notice to the Company.

If the NEO is terminated without cause, or in the event that the NEO leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the NEO an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 12 months of the then annual base salary plus one month per each year of service up to a maximum of 18 months in the aggregate and, in the case of Ms. Yong and Mr. Lafleur, six months of the then annual base salary plus one month per each year of service up to a maximum of 12 months in the aggregate;

(ii) the pro rata amount of the previous financial year's annual bonus; and

(iii) the cash equivalent of the Senior Executive's accrued vacation pay.

In the event of termination of the Senior Executive's employment within six months of a change in control (as defined in the Senior Executive Agreement) of the Company (or within three months following the date of change of control by a "hostile party" without the support of the majority of the Board, Mr. Beaudoin terminates the Senior Executive Agreement), the Senior Executive is entitled to receive an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 18 months of the then annual base salary and, in the case of Ms. Yong and Mr. Lafleur, 12 months of the then annual base salary plus one month per year of service up to a maximum of 18 months in the aggregate;

(ii) the cash equivalent of the NEO's accrued vacation pay;

(iii) pro rata amount of the then current year's cash bonus (to be determined by the Compensation Committee based on specific target criteria for the current year as agreed to by management and the compensation committee); and

(iv) the cash equivalent of one month's vacation pay.

The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years (one year, in the case of Mr. Lafleur) and 12 months, respectively, following the termination of the Senior Executive Agreement.

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under the Maverick Agreement and each Senior Executive Agreement assuming the events occurred on December 31, 2021.

Termination without Cause
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	$ 712,500	$ 700,317	$ -	$ 1,412,817
Christopher Ritchie	$ 466,667	$ 276,010	$ 11,667	$ 754,343
Pierre Beaudoin	$ 437,550	$ 278,492	$ 27,708	$ 743,700
Anne Yong	$ 285,000	$ 169,051	$ 16,625	$ 470,676
Cliff Lafleur	$ 130,000	$ 56,954	$ 9,425	$ 196,379

Change of Control
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	$ 950,000	$ 933,756	$ -	$ 1,833,756
Christopher Ritchie	$ 525,000	$ 276,010	$ 40,833	$ 841,843
Pierre Beaudoin	$ 525,000	$ 278,492	$ 56,875	$ 860,367
Anne Yong	$ 427,500	$ 169,051	$ 40,375	$ 636,926
Cliff Lafleur	$ 260,000	$ 56,954	$ 31,092	$ 348,045

Upon Change of Control, unvested options do not vest automatically; however, the Board will make commercially reasonable efforts to cause all unvested options as at the effective date of the Change of Control to vest immediately prior to time of the Change of Control.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2021 with respect to the Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested(7) (#)	Market or payout value of share- based awards that have not vested(8) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
N. Eric Fier	175,000(2)	$ 1.88	4-Aug-22	$ 1,421,000	15,500	$ 155,000	NIL
	175,000(2)	$ 1.94	4-Jan-23	$ 1,410,500
	250,000(2)	$ 3.24	14-Dec-23	$ 1,690,000
	125,000(2)	$ 8.21	04-Sep-24	$ 223,750
	125,000(3)	$ 8.24	19-Dec-24	$ 220,000
	111,000(5)	$10.87	25-Feb-26	-
	106,000(6)	$ 9.79	21-Dec-26	$ 22,260
Chris Ritchie	350,000(2)	$ 1.84	2-Jan-23	$ 2,856,000	9,000	$ 90,000	NIL
	200,000(2)	$ 3.24	14-Dec-23	$ 1,352,000
	100,000(2)	$ 8.21	04-Sep-24	$ 179,000
	100,000(3)	$ 8.24	19-Dec-24	$ 176,000
	72,000(5)	$10.87	25-Feb-26	-
	62,500(6)	$ 9.79	21-Dec-26	$ 13,125
Pierre Beaudoin	172,500(2)	$ 3.30	13-Nov-23	$ 1,155,750	9,000	$ 90,000	NIL
	100,000(2)	$ 3.24	14-Dec-23	$ 676,000
	100,000(2)	$ 8.21	04-Sep-24	$ 179,000
	100,000(3)	$ 8.24	19-Dec-24	$ 176,000
	72,000(5)	$10.87	25-Feb-26	-
	62,500(6)	$ 9.79	21-Dec-26	$ 13,125
Anne Yong	100,000(2)	$ 1.94	4-Jan-23	$ 806,000	6,500	$ 65,000	NIL
	125,000(2)	$ 3.24	14-Dec-23	$ 845,000
	75,000(2)	$ 8.21	04-Sep-24	$ 134,250
	75,000(3)	$ 8.24	19-Dec-24	$ 132,000
	47,000(5)	$10.87	25-Feb-26	-
	47,500(6)	$ 9.79	21-Dec-26	$ 9,975
Cliff Lafleur	100,000(5)	$ 9.97	26-Feb-26	$ 3,000	5,000	$ 50,000	NIL
	32,500(4)	$ 9.79	21-Dec-26	$ 6,825

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2021 (based on $10.00 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2021, these stock options were fully vested.

(3) As at December 31, 2021, two-thirds of these stock options had vested and at December 19, 2022 the stock options will be fully vested.

(4) Mr. Lafleur joined the Company in July 2021. These stock options were granted pursuant to Mr. Lafleur's executive employment agreement. As at December 31, 2021, one-third would vest on each of July 26, 2022, July 26, 2023 and July 26, 2024.

(5) As at December 31, 2021, one-third of these options would vest on each of February 25, 2022, February 25, 2023 and February 25, 2024.

(6) As at December 31, 2021, one-third of these options would vest on each of December 21, 2022, December 21, 2023 and December 21, 2024.

(7) As at December 31, 2021, one-third of these RSUs would vest on each of December 21, 2022, December 21, 2023 and December 21, 2024.

(8) The market value of the share-based awards is based on the $10.00 closing price of the Common Shares on the TSX on December 31, 2021.

 Incentive plan awards - value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during 2021, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during 2021 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
N. Eric Fier	$ 63,750	$ -	$ 466,878
Chris Ritchie	$ 51,000	$ -	$ 276,010
Pierre Beaudoin	$ 51,000	$ -	$ 278,492
Anne Yong	$ 38,250	$ -	$ 169,051
Cliff Lafleur	$ -	$ -	$ 56,954

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

Incentive plan awards - value exercised during the year

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value realized
N. Eric Fier	350,000	$ 2.30	$ 10.73	$ 2,951,657
Pierre Beaudoin	27,500	$ 3.30	$ 11.82	$ 234,300
Anne Yong	100,000	$ 2.30	$ 11.85	$ 955,000

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Director Compensation

Prior to 2019, the Non-Employee Directors of the Company were primarily compensated by way of stock options and directors' fees.  In 2020, cash settled Old DSUs, as described below, were granted to Non-Employee Directors. In 2021, DSUs under the SU plan, as described below, were granted to Non-Employee Directors.

Deferred Share Unit Plan (Old DSUs)

In December 2019, the Board adopted the Deferred Share Unit Plan (the "Old DSU Plan") under which Old DSUs were awarded. The objectives of the Old DSU Plan were to promote a greater alignment of interests between Non-Employee Directors and the shareholders of the Company and to provide a compensation system for Non-Employee Directors that, together with any other compensation mechanism of the Company, reflected the responsibility, commitment and risk accompanying Board membership. Further to the adoption of the Company's SU Plan in June 2021, the Company ceased to award any Old DSUs under the Old DSU Plan.

While the Old DSU Plan was in effect, the Board could, at its complete discretion, award such number of Old DSUs to an eligible Non-Employee Director as the Board deemed advisable to provide the Non-Employee Director with appropriate equity-based compensation for the services the Non-Employee Director rendered to the Company.

The Board determined the date on which such Old DSUs were granted and the date as of which such Old DSUs would be credited to a Non-Employee Director's account. The Board also determined, in its sole discretion, in connection with each grant of Old DSUs such other terms and conditions of the Old DSUs covered by any grant. The award of Old DSUs to a Non-Employee Director was evidenced by a written agreement between the Company and the Non-Employee Director. Unless otherwise determined by the Board, Old DSUs vested immediately and a Non-Employee Director's entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Each Old DSU awarded entitles the recipient to receive cash equal to the current market value of the equivalent number of Common Shares. All Old DSUs granted vested immediately and became payable upon the earliest of (i) the date of voluntary resignation or retirement of the Non-Employee Director from the Board; (ii) the date of death of the Non-Employee Director; and (iii) the date of removal of the Non-Employee Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the Non-Employee Director is not an employee or director of the Company or any of its affiliates.

In the event that an Old DSU holder's termination date is concurrent with, or within six months following a change of control, the Old DSU holder shall receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable equal to the current market value of the equivalent number of Common Shares and (b) the product of (i) the price attributed to the shares in connection with the transaction resulting in the change of control (or the fair market value of a share at the time of such transaction as determined by the Board in good faith if no share price was in fact established for purposes of such transaction) multiplied by (ii) the number of Old DSUs being settled.

Share Unit Plan

In June 2021, the Company's SU Plan became effective to permit the award of DSUs to Non-Employee Directors under the SU Plan.

In December 2021, the Board granted DSUs under the SU Plan to its Non-Employee Directors. The DSUs awarded vested immediately and will become payable in accordance with the terms of the SU Plan.  See "Compensation Discussion and Analysis - Share Unit Plan".

Retainer Fees

Further to the recommendation of the Compensation Committee, for the year ended December 31, 2021, standard compensation arrangements for the Non-Employee Directors of the Company were based on the following and payable in cash on a quarterly basis:

Director Compensation	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$ 60,000	$ 40,000
Audit Committee	$ 12,000	$ 5,000
Compensation Committee	$ 10,000	$ 5,000
Corporate Governance and Nominating Committee	$ 10,000	$ 5,000
Safety, Environmental and Social Sustainability Committee	$ 10,000	$ 5,000

(1) In addition to cash retainers, Non-Employee Directors also receive DSU grants on an annual basis. For 2021, the Board Chair was granted $135,000 in DSUs with all other Non-Employee Directors granted $105,000. Please refer to section "Director Compensation Table" for more information.

Director Share Ownership Guidelines

In March 2020, in support of the Company's goal of aligning directors' and shareholders' interests, the Board adopted a director share ownership guideline. The director share ownership guideline is to maintain the amount at three times the annual Non-Employee Director retainer. The required shareholdings may be satisfied through holdings of Common Shares, outstanding Old DSUs or DSUs and each director is required to meet the guideline within the later of five years from the effective date of the director share ownership guideline or of being elected. The compliance with the director share ownership guideline will be assessed at the beginning of each year (the determination date). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company's Common Shares on the TSX on the determination date.

The following tables below outline the ownership of each of the directors covered by the guidelines as of December 31, 2021 and April 22, 2022.

Name	Equity Ownership at (December 31, 2021)			Total Equity At-Risk(1)	Share Ownership Requirement(3)	Meets Share Ownership Guidelines
	Common Shares	Old DSUs	New DSUs
Laura Diaz	-	15,000	10,500	$ 255,000	$ 120,000	Yes
Ross Glanville(2)	15,859	14,000	10,500	$ 403,590	$ 120,000	Yes
Ani Markova	9,400	14,000	10,500	$ 339,000	$ 120,000	Yes
Hannes Portmann	40,000	14,000	10,500	$ 645,000	$ 120,000	Yes
Graham Thody	343,571	19,500	13,500	$ 3,765,710	$ 120,000	Yes
John Wright	289,000	14,000	10,500	$ 3,315,000	$ 120,000	Yes

(1) Calculated using closing price of $10.00 for the Common Shares on TSX on December 31, 2021.

(2) Mr. Glanville retired from the Board effective March 31, 2022.

(3) Share ownership requirement is to maintain the amount at three times the annual Non-Employee Director retainer of $40,000.

Name	Equity Ownership at (April 22, 2022)			Total Equity At-Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Old DSUs	New DSUs
Laura Diaz	-	15,000	10,500	$262,650	$ 120,000	Yes
Ani Markova	9,400	14,000	10,500	$349,170	$ 120,000	Yes
Hannes Portmann	40,000	14,000	10,500	$664,350	$ 120,000	Yes
Graham Thody	158,571	19,500	13,500	$1,973,181	$ 120,000	Yes
John Wright	264,000	14,000	10,500	$2,971,550	$ 120,000	Yes

(1) Calculated using closing price of $10.30 for the Common Shares on TSX on April 22, 2022.

(2) Share ownership requirement is to maintain the amount at three times the annual Non-Employee Director retainer of $40,000.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during 2021. For directors who are Named Executive Officers, see "Summary Compensation Table" above.

Name	Annual Cash Retainer ($)	Share-based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compensation ($)
Laura Diaz(2)	$ 45,417	$ 105,000	$ -	$ -	N/A	$ -	$ 150,417
Ross Glanville	$ 50,000	$ 105,000	$ -	$ -	N/A	$ -	$ 155,000
Ani Markova	$ 60,000	$ 105,000	$ -	$ -	N/A	$ -	$ 165,000
Hannes Portmann	$ 60,000	$ 105,000	$ -	$ -	N/A	$ -	$ 165,000
Graham Thody	$ 72,000	$ 135,000	$ -	$ -	N/A	$ -	$ 207,000
John Wright	$ 60,000	$ 105,000	$ -	$ -	N/A	$ -	$ 165,000

(1) Amounts represent the fair value of DSUs granted on December 21, 2021 pursuant to the SU Plan. The accounting fair value is based on the total number of the DSUs granted times the December 31, 2021 market price of the Common Shares (based on the $10.00 closing price of the Common Shares on the TSX on that date). Old DSUs granted in February 2021 in relation to fiscal 2020 are not included in the above table.  The fair value of these Old DSUs granted on February 2021 for Laura Diaz was $97,830, Ross Glanville was $97,830, Ani Markova was $97,830, Hannes Portman was $97,830, Graham Thody was $130,440 and John Wright was $97,830.

(2) Ms. Diaz was appointed to the SESS Committee on June 15, 2021.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of 2021 with respect to the directors who are not Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(5) ($)
Laura Diaz	25,000(4)	$ 12.63	11-Nov-25	$ -	N/A	N/A	$ 255,000
Ross Glanville(6)	50,000(2)	$ 1.88	4-Aug-22	$ 406,000	N/A	N/A	$ 245,000
	50,000(2)	$ 1.94	4-Jan-23	$ 403,000
	75,000(2)	$ 3.24	14-Dec-23	$ 507,000
	37,500(2)	$ 8.21	4-Sep-24	$ 67,125
Ani Markova	100,000(2)	$ 4.54	30-May-24	$ 546,000	N/A	N/A	$ 245,000
	6,250(2)	$ 8.21	4-Sep-24	$ 11,188
	31,250(3)	$ 8.24	19-Dec-24	$ 55,000
Hannes Portmann	37,500(2)	$ 3.24	14-Dec-23	$ 253,500	N/A	N/A	$ 245,000
	37,500(2)	$ 8.21	4-Sep-24	$ 67,125
Graham C. Thody	100,000(2)	$ 3.24	14-Dec-23	$ 676,000	N/A	N/A	$ 330,000
	50,000(2)	$ 8.21	4-Sep-24	$ 89,500
John Wright	50,000(2)	$ 1.88	4-Aug-22	$ 406,000	N/A	N/A	$ 245,000
	50,000(2)	$ 1.94	4-Jan-23	$ 403,000
	75,000(2)	$ 3.24	14-Dec-23	$ 507,000
	37,500(2)	$ 8.21	4-Sep-24	$ 67,125

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2021 (based on $10.00 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2021, these stock options were fully vested.

(3) As at December 31, 2021, two-thirds of these stock options had vested and one-third would vest on December 19, 2022.

(4) As at December 31, 2021, one-third of these stock options had vested and one-third would vest on each of November 11, 2022 and November 11, 2023.

(5) The amounts represent the value of outstanding Old DSUs and DSUs as of December 31, 2021, which were fully vested upon granting. The Old DSUs and DSUs are valued using the closing price of the Common Shares on the TSX on December 31, 2021.

(6) Mr. Glanville retired from the Board effective March 31, 2022.

Incentive plan awards - value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2021, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Laura Diaz	$ -	$ 195,000	Nil
Ross O. Glanville	$ -	$ 195,000	Nil
Ani Markova	$ 15,938	$ 195,000	Nil
Hannes P. Portmann	$ -	$ 195,000	Nil
Graham C. Thody	$ -	$ 255,000	Nil
John H. Wright	$ -	$ 195,000	Nil

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

(2) Share-based awards are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2021. These include the value vested during the year for both Old DSUs awarded to Non-Employee Directors in February 2021 and DSUs awarded to Non-Employee Directors in December 2021.

Incentive plan awards - value exercised during the year

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value realized
Ross O. Glanville	100,000	$ 2.30	$ 10.59	$ 829,000
Hannes P. Portmann	100,000	$ 3.41	$ 10.86	$ 745,000
Graham C. Thody	150,000	$ 1.88 $ 1.84	$ 11.58 $ 12.03	$ 727,425 $ 756,750
John H. Wright	50,000	$ 2.55	$ 11.82	$ 494,000

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2021, at which time there were 145,648,764 Common Shares issued and outstanding.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as a % of issued share) (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as a % of issued shares) (c)
Equity compensation plans approved by securityholders (Option Plan)(1)	6,216,700	$6.37	1,793,982
Equity compensation plans approved by securityholders (SU Plan)(2)	149,500(2)	N/A	2,035,231
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,366,200		3,829,213

(1) As at December 31, 2021 the Option Plan authorized the issuance of 5.5% of the then issued and outstanding Common Shares  in connection with options that were outstanding or that may be granted in the future.

(2) As at December 31, 2021, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares of the Company in connection with share units that were outstanding or that may be granted in the future. The 149,500 number of securities is comprised of 83,500 RSUs and 66,000 DSUs then outstanding under the SU Plan.

Annual Burn Rate

The following table sets out the annual burn rate of the Company's security-based compensation arrangements under which Common Shares are issuable, being the number of securities granted annually under the Option Plan and the SU Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

Year	Option Plan		SU Plan(1)		Combined		Weighted average common shares outstanding
	Granted	Burn	Granted	Burn	Granted	Burn
2021	1,562,500 (2)	1.10%	149,500	0.10%	1,712,000	1.20%	142,611,288
2020	225,000	0.18%	N/A	N/A	225,000	0.18%	123,032,113
2019	1,976,250	2.23%	N/A	N/A	1,976,250	2.23%	88,617,331

(1) The SU Plan became effective in June 2021.

(2) A total of 756,000 options granted in February 2021 were in relation to fiscal 2020.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, except for as disclosed below, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Other	$ 55,648	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER OTHER PROGRAMS
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2021 ($)	Amount Outstanding as at March 31, 2022 ($)	Financially Assisted Securities Purchases During (#)	Security for Indebtedness	Amount Forgiven During 2021 ($)
Pierre Beaudoin(1)	Company	$ 55,390	$ 55,648	Nil	N/A	N/A

(1) In January, 2019, the Company completed a private placement with Mr. Beaudoin whereby the Common Shares were priced at a discount to the market price of the Common Shares on the day of the issuance.  The discount represented a taxable benefit to Mr. Beaudoin and the Company remitted income taxes of $52,290. As a result, the Company recorded a loan receivable of $52,290 from Mr. Beaudoin which bears interest at 2% per annum. As at March 31, 2022, this amount was unpaid and the total loan receivable is equal to $55,648.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2021, or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2021, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company's head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The Board will give appropriate attention to all proper written communications that are submitted by shareholders of the Company. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the attention of the Chair, Board of Directors at auditcommitteechair@silvercrestmetals.com.

DATED as of the 28th day of April, 2022.

BY ORDER OF THE BOARD

"N. Eric Fier"

N. ERIC FIER
Chief Executive Officer

APPENDIX A

SILVERCREST METALS INC.

STOCK OPTION PLAN

EFFECTIVE JUNE 15, 2022

1. Introduction and Interpretation

1.1 Purpose

The purpose of the Plan is to provide an incentive to the directors, Executive Officers, Employees, Consultants and other personnel of the Company or any of its subsidiaries to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract to and retain in the employ of the Company or any of its subsidiaries persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in the Company.

1.2 Definitions

In this Plan, the following terms have the following meanings:

(a) "Administrative Agreement" has the meaning set forth in section 2.2(a);

(b) "affiliate" has the meanings set forth in the Securities Act;

(c) "Aggregate Insider Limit" has the meaning set forth in section 4.5(a);

(d) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules;

(e) "Approval Date" has the meaning set forth in section 4.1(b);

(f) "Blackout Period" means a period of time during which the Optionee cannot exercise an Option, or sell Shares, due to applicable policies of the Company in respect of insider trading, which period includes, without limitation, up to 48 hours after the Company has disseminated a news release with material information concerning the business and affairs of the Company;

(g) "Board" means the board of directors of the Company as constituted from time to time;

(h) "Business Day" any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (British Columbia)) in Vancouver, British Columbia;

(i) "Change of Control" includes:

(i) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(ii) an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination;

(iii) the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than in the ordinary course of business of the Company or to a related entity; or

(iv) any other transaction that is deemed to be a "Change of Control" for the purposes of this Plan by the Board in its sole discretion.

(j) "Committee" means the Board, the Compensation Committee or such other persons as are designated by the Board to administer the Plan;

(k) "Company" means SilverCrest Metals Inc. and its successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or the Committee;

(l) "Consultant" means a person, other than an Employee, Executive Officer, or director of the Company or of a related entity of the Company, that

(i) is engaged to provide services to the Company or a related entity of the Company, other than services provided in relation to a distribution,

(ii) provides the services under a written contract with the Company or a related entity of the Company, and

(iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a related entity of the Company and includes

(iv) for an individual Consultant, a corporation of which the individual Consultant is an Employee or shareholder, and a partnership of which the individual Consultant is an Employee or partner, and

(v) for a Consultant that is not an individual, an Employee, Executive Officer, or director of the Consultant, provided that the individual Employee, Executive Officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer;

(m) "Effective Date" means June 15, 2022;

(n) "Eligible Person" means any director of the Company, Executive Officer, Employee, Consultant or other personnel of the Company (including any Subsidiary of the Company);

(o) "Employee" means:

(i) an individual who is considered an employee of the Corporation or its Subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii) an individual who works full-time for the Corporation or its Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Corporation or its Subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source;

(p) "Exchange" means, collectively, the TSX, any successor thereto and any other stock exchange (including NYSE American), inter-dealer quotation network or other organized trading facility through which the Shares trade or are quoted from time to time;

(q) "Executive Officer" means an individual who is (a) a chair or vice-chair of the Company (unless such individual acts in either position on a part-time or non-executive basis), (b) president of the Company or of a Subsidiary of the Company, (c) a vice-president in charge of a principal business unit, division or function of the Company or of a Subsidiary of the Company, including sales, finance or production, or (d) performing a policy-making function in respect of the Company or a Subsidiary of the Company;

(r) "Exercise Price" means the price per Share at which the Optionee is entitled to purchase the underlying Share or Shares in the Corporation, subject to any adjustments pursuant to section 7.2;

(s) "Expiry Date" means the date designated by the Board at the time of grant on which the Option expires and is of no further force and effect, except in accordance with the provisions related to a Blackout Period described in section 4.1(c);

(t) "Individual Limit" has the meaning set forth in section 4.4;

(u) "Insider" means an "insider" as defined in the TSX Company Manual, as amended from time to time;

(v) "Long-Term Disability" means a circumstance whereby the Company is able and elects, either under the terms of an employment contract or at common law, to terminate or consider frustrated the employment of an Optionee due to the Optionee's long-term disability;

(w) "Market Price" means, with respect to any particular date, the last closing price of the Shares on the TSX preceding the relevant date;

(x) "Non-Employee Director" means a director of the Company who, at the relevant time, is not: (i) an Employee of the Company; (ii) an Executive Officer of the Company, or (iii) a Consultant to the Company;

(y) "Notice of Grant of Options" means a written notice from the Company to the Optionee evidencing a grant of Options made pursuant to the Plan;

(z) "Option" means an option to purchase a Share granted under the Plan, including the Pre-Plan Options;

(aa) "Optionee" means an Eligible Person to whom an Option has been granted;

(bb) "Plan" means the SilverCrest Metals Inc. Stock Option Plan, as amended and restated from time to time in accordance with its terms;

(cc) "Plan Administrator" means the person or corporation appointed by the Company under section 2.2 to provide administrative services in respect of the Plan;

(dd) "Pre-Plan Options" has the meaning set forth in section 3.3;

(ee) "Retirement" means a resignation from employment with the Company by an Optionee in circumstances the Committee, acting reasonably, deems to constitute retirement from employment, and not resignation to obtain alternate employment;

(ff) "Securities Act" means the Securities Act (British Columbia), as amended from time to time;

(gg) "Security Based Compensation Arrangements" has the meaning ascribed thereto in Part VI of the TSX Company Manual, as amended from time to time;

(hh) "Shares" means a common share in the capital of the Company and any other share that may be added thereto or substituted therefore as a result of amendments to the articles of the Company, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

(ii) "Stock Exchange Rules" means the applicable rules of the Exchange;

(jj) "Subsidiary" has the meaning set forth in the Securities Act;

(kk) "Successor Corporation" has the meaning set forth in section 7.3;

(ll) "Transaction" has the meaning set forth in section 7.1;

(mm) "TSX" means the Toronto Stock Exchange or, if the Shares are not then listed and posted for trading on TSX, any reference to TSX herein should be interpreted as referring to such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board;

(nn) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.3 Construction and Interpretation

(a) In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

(b) The headings of all in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to "section" mean a section contained in the Plan unless expressly stated otherwise.

(c) In this Plan, "including" and "includes" mean including or includes, as the case may be, without limitation. The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular section or other part hereof.

(d) Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board, the Committee or sub-delegate of the Committee, as the case may be.

(e) Unless otherwise specified, all references to money amounts are to Canadian currency.

1.4 Effective Date

The Plan shall be effective as of the Effective Date and Options may be granted immediately thereafter, subject to receipt of all regulatory approvals. The Committee shall review and confirm the terms of the Plan from time to time.

2. Plan Administration

2.1 Administration

The Plan shall be administered by the Committee. Subject to the general purposes, terms and condition of the Plan, and to the direction of the Board, the Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, all acting reasonably and in good faith and subject to and not inconsistent with the express provisions of this Plan. Where the Board has delegated a power or authority to the Committee, any reference to the Board in this Plan shall be deemed to be a reference to the Committee.

The powers and duties of the Committee include, without limitation, the following:

(a) the authority to grant Options;

(b) to determine the number of Shares subject by each Option;

(c) to determine the Exercise Price of each Option, subject to the provisions of this Plan;

(d) to determine the Eligible Persons to whom, and the time or times at which, Options shall be granted;

(e) to determine the time or times when Options will be granted, vested and exercisable (including any determination to accelerate the vesting of any Options granted hereunder) and determine the Expiry Date of an Option;

(f) to determine if the Shares that are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(h) to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan (and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes on the Company and the Optionee);

(i) to determine and prescribe the terms and provisions of Notices of Grant of Options (which need not be identical) provided in connection with grants of Options and the form of documents or processes in respect of the exercise of Options;

(j) to make all other determinations deemed necessary or advisable for the administration of the Plan; and

(k) to appoint, in accordance with section 2.2, one or more persons or corporations to perform the duties of the Plan Administrator under the Plan.

Without limiting the discretion conferred on the Committee pursuant to this section 2.1, the Committee's decision to approve the grant of an Option to an Eligible Person in any period shall not require the Committee to approve the grant of an Option to any Eligible Person in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of an Option grant in any period require it to approve the grant of Options of the same or similar size or with the same or similar terms and conditions to any Eligible Person in any other period. The Committee shall not be precluded from approving the grant of an Option to any Eligible Person solely because such Eligible Person may previously have been granted an Option under this Plan or any other similar compensation arrangement of the Company.

2.2 Agreements

(a) The Company may enter into an agreement or agreements with a person or corporation to perform the duties of the Plan Administrator as set out in this Plan (each, an "Administrative Agreement").

(b) The Company shall have the right at any time and from time to time, to remove from office the Plan Administrator under the Plan and to appoint another Plan Administrator in its stead in accordance with the terms of the relevant Administrative Agreement.

2.3 Shares Subject to Plan

Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of section 7.2, shall not exceed 5.5% of the number of issued and outstanding Shares (on a non-diluted basis) at the relevant time. Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Plan. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

2.4 Conditions to Grant or Exercise

The Committee may, in its discretion, require as conditions to the grant or exercise of any Option, that the Optionee shall have:

(a) represented, warranted and agreed in form and substance satisfactory to the Company that the Optionee is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for the Optionee's own account, for investment and not with a view to or in connection with any distribution, that the Optionee has had access to such information as is necessary to enable evaluation of the merits and risks of such investment and that the Optionee is able to bear the economic risk of holding such Shares for an indefinite period;

(b) provided certain representations, warranties and certifications to the Company to satisfy the requirements of applicable securities laws;

(c) agreed to restrictions on transfer in form and substance satisfactory to the Company and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(d) agreed to indemnify the Company in connection with the foregoing.

2.5 Additional Requirements

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable securities law and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time.

3. Plan Participation

3.1 Eligibility

Options may be granted only to Eligible Persons as the Committee may determine, provided that no Eligible Person has any claim or right to be granted an Option. In determining the Eligible Persons to whom Options may be granted and the number of Options granted to any Eligible Person, the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

3.2 Participation

Participation in the Plan by Eligible Persons is voluntary.

3.3 Pre-Plan Options

Any incentive stock options previously granted by the Company (the "Pre-Plan Options") which remain outstanding as at June 15, 2022 will be deemed to have been issued under and will be governed by the terms of the Plan and, in the event of any inconsistency between the terms of the agreements governing the Pre-Plan Options and the terms of the Plan, the terms of such agreements governing the Pre-Plan Options shall govern. Any Shares issuable upon exercise of the Pre-Plan Options will be included for the purpose of calculating the amounts set out in sections 2.3, 4.4 and 4.5 hereof.

3.4 Option Grants for Transactions

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of another company in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other company and the Company or any of its subsidiaries.

4. Grant of Options

4.1 Grant of Options

Subject to, and except as herein and as otherwise specifically provided for in this Plan, the number of Shares subject to each Option, the Exercise Price, the Expiry Date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee; provided, however, that:

(a) the Expiry Date of an Option shall be no later than the date which is ten years from the date of grant of such Option;

(b) the date of grant of an Option shall be either the date on which such Option was approved by the Committee (the "Approval Date"), or, if the Approval Date was not a Business Day, then the Business Day immediately following the Approval Date, or, if the Approval Date occurred during a Blackout Period applicable to the relevant Optionee, then the Business Day immediately following the expiry of the Blackout Period applicable to the relevant Optionee; and

(c) notwithstanding section 4.1(a), if the Expiry Date of an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten Business Days after the expiry of a Blackout Period applicable to the relevant Optionee, then the Expiry Date for the Option shall be the date that is the tenth Business Day after the expiry of the Blackout Period.

4.2 Notice of Grant of Options

Each Option granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a Notice of Grant of Options and such other terms and conditions as the Committee, in its discretion, shall establish.

4.3 Exercise Price

The Exercise Price for Shares that are subject to any Option shall in no circumstances be lower than the Market Price, calculated in accordance with the terms of the Plan at the date of grant of the Option.

4.4 Restrictions on Number of Options to Individual Optionee

Subject to section 4.5, the number of Shares that may be issued to any individual Optionee under the Plan, in combination with the aggregate number of Shares which may be issuable under any other Security Based Compensation Arrangement adopted by the Company, within a one year period, shall not exceed 5% of the number of issued and outstanding Shares (on a non-diluted basis) at the date of grant of the Option (the "Individual Limit").

4.5 Restrictions on Number of Options to Insiders and Non-Employee Directors

Subject to regulatory approval and unless approved by the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Company, excluding the votes attached to Shares beneficially owned by Insiders to whom Options may be granted under the Plan:

(a) the number of Shares issuable to Insiders as a group, at any time, under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Company, shall not exceed 10% of the number of issued and outstanding Shares (on a non-diluted basis) at the date of grant of the Option (the "Aggregate Insider Limit");

(b) the number of Shares that may be issued to Insiders as a group, within any one-year period, under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Company, shall not exceed the Aggregate Insider Limit;

(c) the number of Shares that may be issued to any one Insider under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Company, shall not exceed the Individual Limit; and

(d) the Plan will limit the aggregate annual value of Options that may be granted to each Non-Employee Director under the Plan and any other Security Based Compensation Arrangements established or maintained by the Company so that such value does not exceed $150,000 per Non-Employee Director per financial year of the Company, of which no more than $100,000 may be in the form of Options.  The value of each Option shall be determined by the valuation method used by the Company, as disclosed in the Company's last publicly filed financial statements before the grant of the Option.

5. Exercise of Options

5.1 Exercise

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Plan Administrator or, if no Plan Administrator is appointed pursuant to the Plan, to the Company, a written notice of exercise specifying the number of Shares with respect to which the Options are being exercised and accompanied by payment in full, by way of cash, cheque or other form of payment acceptable to the Company, of: (a) the Exercise Price of the Shares to be purchased; and (b) an amount for any tax withholding or remittance obligations of the Optionee or the Company arising under Applicable Law (or by entering into some other arrangement acceptable to the Company). Certificates or other evidence of ownership for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

If, as and when any Shares have been duly purchased and paid for under the terms of an Option, and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

Notwithstanding the above, the Company may implement (or cause to have implemented) such systems and procedures (including systems and procedures operated by the Plan Administrator) from time to time to facilitate the exercise of Options pursuant to this Plan and shall provide Optionees with all necessary details regarding such systems and procedures to facilitate the exercise of Options from time to time in accordance with their terms.

Notwithstanding any of the provisions of the Plan, any Notice of Grant of Options or any Option, the Company's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c) the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Company determines is necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d) the satisfaction of any conditions on exercise prescribed pursuant to the provisions hereof.

5.2 Net Settlement of Options

Subject to the provisions of the Plan and, upon prior approval of the Committee, once an Option has vested and become exercisable an Optionee may elect, in lieu of paying the Exercise Price to purchase Shares as set forth in section 5.1, to exercise such Option by surrendering such Option in exchange for the issuance of Shares equal to the number determined by dividing (a) the difference between the Market Price (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Market Price (calculated as at the date of settlement). An Option may be surrendered and disposed of pursuant to this section 5.2 from time to time by delivery to the Plan Administrator or, if no Plan Administrator is appointed pursuant to the Plan, to the Company, at its head office or such other place as may be specified by the Plan Administrator or the Company, as the case may be, of (a) a written notice specifying that the Optionee has elected to effect such a net settlement of such Option and the number of Options to be exercised and (b) the payment of an amount for any tax withholding or remittance obligations of the Optionee or the Company arising under Applicable Law (or by entering into some other arrangement acceptable to the Company). The Company will not be required, upon the net settlement of any Options pursuant to this section 5.2, to issue fractions of Shares or to distribute certificates which evidence fractional Shares. If the number of Shares to be issued upon the net settlement of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. Upon exercise of the foregoing, the number of Shares underlying the Options disposed of shall be deducted from the number of Shares reserved for issuance under the Plan.

5.3 Blackout Period

No Option shall be exercised pursuant to this section 5 during a Blackout Period.

6. Termination of Employment

6.1 No Right to Exercise after Termination

Subject to sections 6.2, 6.3 and 6.4 hereof, or to any express resolution or other determination by the Board with respect to an Option or the terms of any Notice of Grant of Options, an Option, and all rights to purchase Shares pursuant thereto, shall expire and terminate immediately upon the Optionee ceasing to actively provide services to the Company in the Optionee's capacity as a director, an Executive Officer, Employee or Consultant of the Company, as the case may be.

6.2 Termination Other than for Retirement, Long-Term Disability, Death or Just Cause

Subject to any express resolution or other determination by the Committee with respect to an Option or the terms of any Notice of Grant of Options, if, before the Expiry Date of an Option, the employment or engagement of the Optionee by the Company is terminated by either party for any reason whatsoever, other than death, Retirement, Long-Term Disability or termination for cause, such Option may, subject to the terms thereof (including the vesting provisions thereof) and any other terms of the Plan, be exercised by the Optionee, at any time within 90 days of the termination of such Optionee's active employment or other service with the Company, but in any case prior to the Expiry Date of the Option in accordance with the terms thereof and only to the extent the Optionee was entitled to exercise the Option on the date of termination. For greater certainty, the termination of active employment shall be the last day an Eligible Person provides actual service to the Company pursuant to a written notice of termination and does not include any subsequent common law or contractual notice period.

6.3 Termination Due to Retirement or Long-Term Disability

If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionee by the Company is terminated by reason of Retirement or as a result of Long-Term Disability, unless the Committee determines otherwise, all Options held by such Optionee which have vested in accordance with their terms may be exercised at any time within one year following the date of Retirement or termination of the Optionee as a result of a Long-Term Disability or prior to the Expiry Date, whichever is earlier. Options held by an Optionee whose employment has been terminated by reason of Retirement or as a result of Long-Term Disability shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of Retirement or termination of the Optionee as a result of Long-Term Disability and the Expiry Date.

6.4 Death of the Optionee

If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionee by the Company is terminated by reason of death, unless the Committee determines otherwise, all outstanding Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of the estate of the Optionee (including such part, if any, thereof which, but for this section 6.4, would not otherwise be able to be exercised) at any time within one year following the date of death of the Optionee or prior to the Expiry Date, whichever is earlier, and only to the extent the Optionee was entitled to exercise the Option on the date of death.

6.5 No Right of Transfer

Subject to section 6.4 in the case of the death of an Optionee, an Option granted to an Optionee, and the right to receive Shares pursuant thereto, is personal to such Optionee. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of an Option, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect.

6.6 Transfer Not Termination for Plan Purposes

A transfer of employment or services between the Company and a Subsidiary or affiliate of the Company or between subsidiaries or affiliates of the Company shall not be considered an interruption or termination of the employment of an Optionee by the Company for any purpose of the Plan, and Options shall not be affected by any such transfer of employment or services.

6.7 Change in Employment

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director, an Executive Officer or Consultant of the Company where the Optionee at the same time continues to be an Eligible Person.

6.8 Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee's re-employment or re-engagement is not so guaranteed, then the Optionee's employment or engagement shall be deemed to have terminated on the 91st day of such leave.

7. Business Combinations and Certain Adjustments

7.1 Business Combinations

If, during the term of an outstanding Option, the Company completes any transaction which results in a Change of Control (referred to as a "Transaction"), and, if within 90 days or such other period of time that the Committee determines following the date of the completion of the Transaction, an event or events that would constitute a "constructive dismissal" (as such term is defined pursuant to the common law) occur with respect to an Optionee and, within 90 days or such other period of time that the Committee determines following the date of such "constructive dismissal", such Optionee's employment with the Company is terminated (whether at the discretion of the Optionee or otherwise) all unvested Options shall vest and be exercisable according to the following schedule:

(a) each exercisable Option then held by the Optionee shall remain exercisable for a period of 90 days or such other period of time that the Committee determines from the date of such termination of employment, but not later than the end of the Expiry Date, and thereafter any such Option shall expire; and

(b) each non-exercisable Option then held by the Optionee shall become exercisable upon such termination of employment and shall remain exercisable for a period of 90 days or such other period of time that the Committee determines from the date of such termination of employment, but not later than the end of the Expiry Date, and thereafter any such Option shall expire.

7.2 Adjustments

Appropriate adjustments as regards Options granted or to be granted, in the number of Shares optioned and in the Exercise Price, shall be made by the Committee to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, or other relevant changes in the Company. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Committee in its sole discretion, subject to the direction of the Board, approval by the shareholders of the Company and to acceptance by the Exchange, respectively, if applicable.

7.3 Other Adjustments

If at any time after the grant of an Option to any Optionee and prior to the Expiry Date of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in section 7.2 or, subject to the provisions of section 7.1 hereof, the Company shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation") the Optionee shall be entitled to receive upon the subsequent exercise of the Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which the Optionee was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Company or the Successor Corporation (as the case may be) and/or other consideration from the Company or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of section 7.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8. Amendment or Termination of the Plan

8.1 Amendment and Termination of the Plan

Subject to sections 8.2, 8.3 and 8.4, the Board may, at any time and from time to time, without the approval of the holders of Shares or any other voting securities of the Company, suspend, discontinue or amend the Plan or any outstanding Option granted hereunder, in whole or in part, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(a) ensuring compliance with Applicable Law;

(b) amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(c) a change to provisions on transferability of Options for normal estate settlement purposes;

(d) a change in the process by which an Optionee who wishes to exercise an Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e) changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the original Expiry Date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Board's discretion; and

(f) changing the termination provisions of the Plan or any Option which does not entail an extension beyond the original Expiry Date for that Option.

8.2 Amendments Requiring Shareholder Approval

To the extent required by the Stock Exchange Rules, notwithstanding section 8.1, the Board may not, without the approval of the holders of a majority of Shares and other voting securities of the Company present and voting in person or by proxy at a meeting of shareholders of the Company, amend the Plan or an Option to:

(a) increase the maximum number of Shares issuable;

(b) make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option or other entitlements);

(c) make any amendments to the Non-Employee Director participation limits set forth in section 4.5(d) hereof;

(d) extend the Expiry Date of any Option granted under the Plan beyond the Expiry Date of the Option determined at the date of grant in accordance with the Plan, except as provided for in section 4.1 with respect to an Expiry Date that occurs during a Blackout Period;

(e) changing the categories of individuals contained in the definition of "Eligible Person" who are eligible to participate in the Plan, including where such change may introduce, re-introduce, broaden or increase the participation of Non-Employee Directors under the Plan;

(f) amend the Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for normal estate planning or estate settlement purposes; or

(g) any amendments to the plan amendment provisions of this Plan,

provided that, in the case of an amendment referred to in sections 8.2(a) and 8.2(c), Insiders who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

8.3 No Adverse Effect

Unless an Optionee otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Option in a manner that would materially and adversely alter or impair any Option previously granted to an Optionee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to an Option shall apply only in respect of Options granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of an Option may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Option or the Company is now or may hereafter be subject.

8.4 No Amendment to Section 8

Other than an amendment within the nature of sections 8.1(a) or 8.1(b), the Board may not amend any provision of this section 8 without the approval of the holders of a majority of Shares and other voting securities of the Company present and voting in person or by proxy at a meeting of shareholders of the Company.

9. Accounts, Notices and Miscellaneous Provisions

9.1 Accounts and Statements

The Plan Administrator (or if none is appointed, the Company) shall maintain records of the details of each Option granted to each Optionee under the Plan. Upon request therefor from an Optionee and at such other times as the Company shall determine, the Plan Administrator (or if none is appointed, the Company) shall furnish the Optionee with a statement setting forth details of Options held. Such statement shall be deemed to have been accepted by the Optionee as correct unless written notice to the contrary is given to the Plan Administrator (or if none is appointed, the Company) within 10 days after such statement is given to the Optionee.

9.2 Notices

Any payment, notice, statement, certificate or other instrument required or permitted to be given to an Optionee or any person claiming or deriving any rights through the Optionee shall be given by:

(a) delivering it personally to the Optionee or the person claiming or deriving rights to the Optionee, as the case may be;

(b) mailing it, postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Optionee in the Company's personnel records; or

(c) facsimile, e-mail or other similar means of electronic communication.

9.3 Address

Any payment, notice, statement, certificate or instrument required or permitted to be given to the Plan Administrator or the Company, as the case may be, shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Plan Administrator or the Company, as the case may be, at the following address:

SilverCrest Metals Inc.

Suite 501, 570 Granville Street
Vancouver, British Columbia V6C 3P1
Attention: Chief Financial Officer
Email: info@silvercrestmetals.com

9.4 Date of Delivery

Any payment, notice, statement, certificate or instrument referred to in sections 9.2 or 9.3, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered; if faxed, e-mailed or sent by other means of recorded electronic communication, shall be deemed to have been given or delivered, on the date of faxing, e-mailing or sending by other means of electronic communication, provided that such date is a Business Day and the communication is so faxed, e-mailed or sent before 4:30 p.m. on such date at the place of receipt, otherwise, such communication shall be deemed to have been given and delivered on the next following Business Day; or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

9.5 Shareholder and Regulatory Approval

The Plan (and any amendments thereto as required under section 8) shall be subject to such future approvals of the shareholders of the Company and any stock exchange upon which the Shares trade from time to time as may be required under the terms of the Plan or such stock exchange from time to time. Any Options granted on terms requiring such approval shall be conditional upon such approval being given and no such Options may be exercised until such approval is given.

9.6 Withholding Taxes

Notwithstanding anything else in this Plan, the Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Eligible Person has paid the Company for any amount which the Company is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

9.7 No Right of Ownership

Any holder of an Option shall not possess any rights of ownership as a shareholder of the Company with respect to any of the Shares covered by such Option including, for greater certainty and without limitation, the right to receive dividends on such Shares and the right to exercise voting rights in respect of such Shares, until such holder shall have exercised such Option in accordance with the terms of the Plan and the issuance of the Shares by the Company.

9.8 No Right of Continued Employment

Nothing in the Plan, any Notice of Grant of Options or any Option shall confer upon any Optionee any right to continue in the employ of the Company or any of its subsidiaries or affect in any way the right of the Company or any of its subsidiaries to terminate the Optionee's employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or any expression of intent, on the part of the Company or any of its subsidiaries to extend the employment of any Optionee beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its subsidiaries, or any present or future retirement policy of the Company or any of its subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment of the Company or any of its subsidiaries.

9.9 Expenses

All expenses in connection with the Plan shall be borne by the Company.

9.10 Governing Law

This Plan shall be governed by, construed and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

9.11 Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.